UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
(Name of Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager Pacific International Group Holdings LLC 9440 West Sahara Avenue Suite 240 Las Vegas, Nevada 89117 (702) 430-5800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$5,546,810.50	$309.51

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.50 (i.e., the tender offer price) and (ii) 11,093,621, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. (“Shares”) that may be tendered pursuant to the tender offer.  Such estimated maximum number of Shares represents the 22,070,762 Shares outstanding as of November 11, 2009, less the 10,977,141 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO

This Tender Offer Statement and Rule 13e-3 Transaction Statement (this “Schedule TO”) relates to the offer by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific” or the “Offeror”), to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by the Offeror, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated December 10, 2009 (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).

Platinum takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase or Letter of Transmittal or incorporated by reference from such documents into this Schedule TO or for failure by the Offeror to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.

The information in the Offer to Purchase is incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Platinum is the subject company. The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 7 – Certain Information Concerning Platinum” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(e) None.

(f) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) through (c) Pacific International Group Holdings LLC, the Offeror, is the filing person. The information set forth in the sections of the Offer to Purchase entitled “The Offer – Section 8 – Certain Information Concerning the Offeror” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) None.

(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Dissenters’ Rights; Rule 13e-3” and “Schedule A” is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” and “Special Factors – Related Party Transactions” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

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Item 6. Purposes of Transaction and Plans or Proposals.

(a), (b) and (c)(1) through (8) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Special Factors – Purpose and Structure of the Offer; Reasons for the Offer,” “Special Factors – Plans for Platinum After the Offer; Certain Effects of the Offer,” “Special Factors – Conduct of Platinum’s Business if the Offer Is Not Completed,” “The Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer – Section 9 – Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) During the past 60 days, (i) none of the Offeror, its subsidiaries, and their directors and executive officers, have participated in any transaction involving the Shares and (ii) to the knowledge of the Offeror, none of Platinum, its subsidiaries, their directors and executive officers have participated in any transaction involving the Shares and no Platinum pension, profit-sharing or similar plan has been exercised. The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) Platinum financial statements – The information contained in the section of the Offer to Purchase entitled “The Offer – Section 7 – Certain Information Concerning Platinum” is incorporated herein by reference.

The audited consolidated financial statements of Platinum as of and for the fiscal years ended December 31, 2007 and December 31, 2008 are incorporated herein by reference to Item 8 to Platinum’s Annual Report on Form 10-K for the year ended December 31, 2008.

(a)(2) Platinum financial statements – The unaudited consolidated financial statements of Platinum as of and for the quarter ended September 30, 2009 are incorporated herein by reference to Item 1 to Platinum’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

(3) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 7 – Certain Information Concerning Platinum” is incorporated herein by reference.

(4) The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 7 – Certain Information Concerning Platinum” is incorporated herein by reference.

(b) Pro forma financial statements – Not material.

(c) Platinum summary information – The information contained in the section of the Offer to Purchase entitled “The Offer – Section 7 – Certain Information Concerning Platinum” is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares,” “Special Factors – Related Party Transactions,” “Special Factors – Interests of Certain Persons in the Offer,” “The Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration,” “The Offer – Section 13 – Certain Legal Matters” and “Schedule A” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Security Ownership with Respect to the Threshold Condition,” the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 10, 2009.

(a)(1)(B)	Letter of Transmittal dated December 10, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published on December 10, 2009 in The Houston Chronicle.

(a)(1)(G)	Press release issued by the Offeror on December 10, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) through (c) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Purpose and Structure of the Offer; Reasons for the Offer” is incorporated herein by reference.

(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Plans for Platinum After the Offer; Certain Effects of the Offer,” “The Offer – Section 5 – Certain U.S. Federal Income Tax Considerations,” and “The Offer – Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Position of The Offeror Regarding the Fairness of the Offer” is incorporated herein by reference.

(c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Platinum. The information set forth in the section of the Offer to Purchase entitled “Special Factors—Purpose and Structure of the Offer; The Offeror’s Reasons for the Offer” is incorporated herein by reference.

(d) A majority of the directors of Platinum who are not employees of Platinum have not retained an unaffiliated representative for the purpose of representing unaffiliated shareholders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Background of the Offer” is incorporated herein by reference.

(e) The Offer has not been approved by a majority of the directors of Platinum who are not employees of Platinum. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Position of The Offeror Regarding the Fairness of the Offer” is incorporated herein by reference.

(f) The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Position of The Offeror Regarding the Fairness of the Offer” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) and (b) To our knowledge, Platinum has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Offer. The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

(c) Not applicable.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

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(e) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer,” “Special Factors – Position of The Offeror Regarding the Fairness of the Offer,” and “Special Factors – Security Ownership with Respect to the Threshold Condition” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description
(c)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2009

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

/s/ Syd Ghermezian
Name: Syd Ghermezian Title: Manager

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 10, 2009.

(a)(1)(B)	Letter of Transmittal dated December 10, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published on December 10, 2009 in The Houston Chronicle.

(a)(1)(G)	Press release issued by the Offeror on December 10, 2009.

(b)	None.

(c)	None.

(d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

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Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH

Up to All Outstanding Shares of Common Stock

of

PLATINUM ENERGY RESOURCES, INC.

at a Purchase Price of $0.50 Per Share

by

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2010, UNLESS THE OFFER IS EXTENDED.

Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific” or the “Offeror”), is offering to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by the Offeror, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

There is no financing condition to the Offer. The Offer is subject to the waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by the Offeror, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. This Offer is also subject to certain other conditions described in “The Offer—Section 12—Conditions to the Offer.” As of the date of this Offer to Purchase, the Offeror owns approximately 49.7% of the outstanding Shares.

The Shares are traded on the OTC Bulletin Board under the symbol “PGRI.OB.”  On December 9, 2009, the last full trading day prior to the announcement and commencement of the Offer, the last reported sale price of the Shares was $0.30 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares in the Offer.  See “The Offer – Section 6—Price Range of Shares; Dividends”.

A summary of the principal terms of the Offer appears on page 1 of this Offer to Purchase.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer contains important information and you should carefully read it in its entirety before making a decision with respect to the Offer.  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials may be directed to BNY Mellon Shareowner Services, the Information Agent for the tender offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, AND TENDERS OF SHARES WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION.

Offer to Purchase Dated December 10, 2009

IMPORTANT

If you want to tender all or any portion of your Shares, you must do one of the following before the Offer expires at 5:00 p.m., New York City time, on January 11, 2010 (unless the Offer is extended):

•
If you hold certificates registered in your own name, complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed (if required by Instruction 5 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares”; or

•
Request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If you want to tender Shares and the certificates evidencing your Shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described in this Offer to Purchase as well as other risks. These factors may cause actual results to differ materially from any forward-looking statement.

Although the Offeror believes that the expectations reflected in the forward-looking statements are reasonable, the Offeror cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Offeror nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Offeror is under no duty to update any of the forward-looking statements after the date of this Offer to Purchase to conform prior statements to actual results.

TABLE OF CONTENTS

SUMMARY TERM SHEET	4

INTRODUCTION	8

SPECIAL FACTORS	9

Background of the Offer	9

Position of the Offeror Regarding the Fairness of the Offer	10

Purpose and Structure of the Offer; The Offeror’s Reasons for the Offer	12

Plans for Platinum After the Offer; Certain Effects of the Offer	12

Conduct of Platinum’s Business if the Offer is Not Completed	13

Dissenters’ Rights; Rule 13e-3	13

Security Ownership of Certain Beneficial Owners	14

Security Ownership with Respect to the Threshold Condition	15

Transactions and Arrangements Concerning the Shares	15

Related Party Transactions	16

Interests of Certain Persons in the Offer	16

THE OFFER	16

Section 1—Terms of the Offer; Expiration Date	16

Section 2—Acceptance for Payment and Payment for Shares	17

Section 3—Procedures for Tendering Shares	18

Section 4—Withdrawal Rights	20

Section 5—Certain U.S. Federal Income Tax Considerations	21

Section 6—Price Range of Shares; Dividends	22

Section 7—Certain Information Concerning Platinum	23

Section 8—Certain Information Concerning the Offeror	24

Section 9—Source and Amount of Funds	25

Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration	25

Section 11—Fees and Expenses	25

Section 12—Conditions to the Offer	26

Section 13—Certain Legal Matters	28

Section 14—Miscellaneous	29

SCHEDULE A	A-1

SUMMARY TERM SHEET

Pacific is offering to purchase up to all of the outstanding Shares not currently owned by Pacific at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest. The following are some of the questions that you, as a shareholder of Platinum, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. When used in this Offer to Purchase, the terms “we”, “us” and “our” refer to Pacific, unless the context requires otherwise.

Who is offering to buy my securities?

Pacific is offering to buy your securities. The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific. Syd Ghermezian is the Manager of Pacific. Platinum has one class of common stock and no other outstanding voting securities. As of the date of this Offer to Purchase, Pacific owns 10,977,141 Shares, or approximately 49.7% of the outstanding Shares. See “The Offer—Section 7—Certain Information Concerning Platinum” and “The Offer—Section 8—Certain Information Concerning the Offeror.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase up to all of Platinum’s outstanding common stock (excluding Shares held in treasury) not currently owned by us. See “Introduction.”

How much is the Offeror offering to pay? What is the form of payment? Will I have to pay any fees or commissions? Is the payment subject to withholding taxes?

We are offering to pay $0.50 per Share, net to you in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest. This Offer price represents a premium of approximately 66.7% when compared to the last sale price for the Shares of $0.30 per Share, which was the sale price at which the Shares last traded on December 9, 2009, as reported by the OTC Bulletin Board. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Offer—Section 3—Procedures for Tendering Shares.” We have instructed the Depositary to assess U.S. federal withholding tax at a 10% rate on the gross proceeds paid to Non-U.S. Holders (as defined in “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”) or to other holders who do not properly complete and execute a FIRPTA Affidavit (included in the Letter of Transmittal) in connection with the Offer and, if applicable, a short-form merger. In addition, payments in connection with the Offer and, if applicable, a short-form merger may be subject to backup U.S. federal income tax withholding at a rate of 28%, if certain requirements are not satisfied. See “The Offer — Section 3 — Procedures for Tendering Shares” and “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.”

What are the most important conditions to the Offer?

Our obligation and right to purchase Shares at the expiration of the Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the waivable condition (the “Threshold Condition”) that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by us, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. We estimate that, based on the number of Shares outstanding as of November 11, 2009, as reported in Platinum’s Form 10-Q (filed with the U.S. Securities and Exchange Commission (the “Commission”)) for the fiscal quarter ended September 30, 2009, 3,736,701 Shares not owned by us would have to be tendered in order to satisfy the Threshold Condition.

If the Threshold Condition is not satisfied, we will review our options. These include extending the current Offer, waiving the Threshold Condition and consummating the Offer, doing nothing, purchasing Shares in the open market or in privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Platinum. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

The Offer is not conditioned upon any antitrust or other governmental approvals, consents or clearances. The Offer is subject to several other conditions. See “The Offer—Section 12—Conditions to the Offer.”

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) our determination that such conditions are not reasonably capable of being satisfied.

Does Pacific have the financial resources to make payment?

Yes. We will need $5,546,810.50 to purchase all Shares not currently owned by us in the Offer and an additional approximately $256,000 to pay related fees and expenses. We intend to fund the Offer with our cash on hand, which includes cash and cash equivalents.  Our cash and cash equivalents will provide adequate financial resources to enable us to make all payments under the Offer.  The Offer is not conditioned on securing financing from any other sources. See “The Offer—Section 9—Source and Amount of Funds.”

Is Pacific’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	The form of payment for the Shares is solely in cash;

•	The Offer is not subject to any financing condition;

•	Our cash on hand provides us with adequate financial resources to enable us to make all payments promptly under the Offer; and

•	The Offer is for all the outstanding Shares.

How long do I have to decide whether to tender in the Offer?

You will have until 5:00 p.m., New York City time, on January 11, 2010, or such later date to which we may extend the expiration date, to tender your Shares in the Offer. Further, if you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer—Section 3—Procedures for Tendering Shares.”

Can the Offer be extended and how will I be notified if the Offer is extended?

We may, in our sole discretion, extend the Offer at any time or from time to time for any reason. If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer; Expiration Date.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal and any required signature guarantees, to BNY Mellon Shareowner Services, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the Offer, you may be able to have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period after the expiration of the Offer or you will not be able to tender your Shares in the Offer. See “The Offer—Section 3—Procedures For Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by January 11, 2010, you can withdraw them at any time after January 11, 2010 until we accept your Shares for payment. See “The Offer—Section 1—Terms of the Offer; Expiration Date.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to BNY Mellon Shareowner Services, the Depositary for the Offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Offer—Section 4—Withdrawal Rights.”

Have you held discussions with Platinum in the last two years regarding any transaction?

We did not have any prior discussions or communications with Platinum regarding this Offer or any other similar corporate transaction with Platinum.  On December 10, 2009, without obtaining the prior approval or recommendation of Platinum’s Board of Directors or any special committee of Platinum’s Board of Directors, we publicly announced our intention to commence the Offer. We will promptly notify Platinum’s Board of Directors of our intention so that Platinum’s Board of Directors may have an opportunity to consider and evaluate our Offer. See “Special Factors—Background of this Offer”.

What does Platinum’s Board of Directors think of the Offer?

On December 10, 2009, without obtaining the prior approval or recommendation of Platinum’s Board of Directors or any special committee of Platinum’s Board of Directors, we publicly announced our intention to commence the Offer. We will promptly notify Platinum’s Board of Directors of our intention so that Platinum’s Board of Directors may have an opportunity to consider and evaluate our Offer. However, the consummation of the Offer does not require the approval or recommendation of Platinum’s Board of Directors or any special committee. See “Introduction” and “Special Factors—Background of this Offer.”

Does Pacific have interests in the offer that may be different from my interests as a shareholder of Platinum?

Yes. Our interests in the Offer (and any subsequent short-form merger under Delaware law) may present actual or potential conflicts of interest such that our interests may be different from those of shareholders being asked to sell their Shares. In particular, shareholders should be aware that our financial interests with regard to the price to be paid in the Offer (and any subsequent short-form merger under Delaware law) are generally adverse to the financial interests of the shareholders being asked to tender their Shares. Also, if you sell Shares in the Offer or your Shares are converted into a right to receive cash in any subsequent merger, you will cease to have any interest in Platinum and will not have the opportunity to participate in the future earnings or growth, if any, of Platinum. On the other hand, we will benefit from any future increase in the value of Platinum, as well as bear the burden of any future decrease in the value of Platinum. See “Special Factors—Interests of Certain Persons in the Offer.”

What is Pacific’s position as to the fairness of the transaction?

We believe that the transaction is fair to Platinum’s shareholders (excluding ourselves), based upon the factors set forth under “Special Factors—Position of the Offeror Regarding the Fairness of the Offer,” including that the Offer price represents a premium of approximately 66.7% when compared to the last sale price for the Shares of $0.30 per Share, which was the sale price at which the Shares last traded on December 9, 2009.

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

If, after the Offer is consummated, we own at least 90% of the outstanding Shares, we will promptly cause Platinum to consummate a short-form merger under Delaware law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest.

What are the U.S. federal income tax consequences of participating in the Offer or exchanging Shares in a short-form merger?

If you are a U.S. Holder (as defined in “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”), the sale or exchange of your Shares pursuant to the Offer or a short-form merger generally will be a taxable transaction for U.S. federal income tax purposes. If you are a Non-U.S. Holder (as defined in “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”), it is unclear whether any gain realized upon the sale of your Shares pursuant to the Offer or a short-form merger will be subject to U.S. federal income tax, and we intend to instruct the Depositary to assess U.S. federal withholding tax at a 10% rate on the gross proceeds paid to you. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations.” Each holder of Shares is urged to consult its own tax advisors about the tax consequences to the particular holder of participating in the Offer or exchanging Shares in a short-form merger.

Following the Offer, will Platinum continue as a publicly reporting company?

If the Offer is consummated and all Shares are validly tendered or, a sufficient number of Shares are tendered to allow us to consummate a subsequent short-form merger under Delaware law, Platinum thereafter will be a wholly-owned subsidiary of Pacific or another affiliated entity. In addition, if the purchase of Shares pursuant to the Offer results in our ownership of a majority of the Shares and fewer than 300 holders of record of Shares, Platinum may file a Form 15 to evidence the termination of Platinum’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration.”

Will I have dissenters’ rights?

You will not be entitled to exercise any dissenters’ rights available to you by law, unless we consummate a short-form merger, in which case dissenters’ rights will be available to holders of Shares at the time of the merger who have not tendered their Shares in the Offer, demanded appraisal of their Shares and otherwise complied with the applicable statutory procedures under Delaware law. See “Special Factors—Dissenters’ Rights; Rule 13e-3.”

If I decide not to tender, how will the Offer affect my Shares?

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the Offer.

Depending on similar factors, Platinum may cease being required to comply with the public reporting requirements under the Exchange Act and may terminate such reporting. See “The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration.”

If the Offer and a subsequent short-form merger are consummated, untendered Shares will be converted into the right to receive cash equal to $0.50 per Share, subject to applicable withholding of U.S. federal, state and local taxes and without interest.

If the Offer is not consummated, we will evaluate our options with respect to Platinum. These include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Platinum. We cannot give assurance as to the price per Share that we may pay in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares. See “The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the purchase price with BNY Mellon Shareowner Services, the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

How will my employee stock options be treated in the Offer and any subsequent short-form merger?

The Shares that may be tendered in the Offer include Shares issuable upon exercise of Platinum stock options; however, the Offer is only for Shares and not for the stock options themselves. You may exercise your vested and unexercised stock options, regardless of their exercise price per Share, in accordance with the terms of the applicable stock plan of Platinum and then tender the Shares received upon the exercise in accordance with the terms of the Offer. To tender the Shares received upon exercise, the Shares must be tendered prior to the Expiration Date by executing and delivering a Letter of Transmittal and following the instructions and procedures for tendering shareholders set forth in this Offer to Purchase and the Letter of Transmittal. Exercises of stock options made in this manner are not revocable, regardless of whether Offer is consummated.

We do not anticipate any holder of such stock options exercising them.

What is the market value of my Shares as of a recent date?

On December 9, 2009, the last trading day prior to the date that we announced our intention to make the Offer, the sale price at which the Shares last traded, as reported on the OTC Bulletin Board, was $0.30 per Share. The Offer price represents a premium of approximately 66.7% when compared to the sale price at which the Shares last traded. We advise you to obtain a recent quotation or other form of valuation for the Shares in deciding whether to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends.”

Who can I call if I have questions about the Offer?

You can call BNY Mellon Shareowner Services at (866) 277-8134 (Toll-Free). BNY Mellon Shareowner Services is acting as the Information Agent for the Offer.

To the holders of Common Stock of Platinum Energy Resources, Inc.:

INTRODUCTION

Pacific is offering to purchase up to all of the outstanding Shares not currently owned by Pacific at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal.  The purpose of the Offer is to acquire as many of the issued and outstanding Shares as possible in an effort to acquire the entire equity interest in Platinum.

Shareholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the Depositary for the Offer, will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in the Letter of Transmittal, shareholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of BNY Mellon Shareowner Services, as the Information Agent and Depositary, incurred in connection with the Offer. See “The Offer—Section 11—Fees and Expenses.”

The Offer is conditioned upon, among other things, the waivable Threshold Condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by Pacific, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. This Offer is subject to certain other conditions described in “The Offer—Section 12—Conditions to the Offer.” Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by us in our sole discretion and we reserve the right to terminate this Offer at any time. There is no financing condition to this Offer.

On December 10, 2009, without obtaining the prior approval or recommendation of Platinum’s Board of Directors or any special committee of Platinum’s Board of Directors, we publicly announced our intention to commence the Offer. We will promptly notify Platinum’s Board of Directors of our intention so that Platinum’s Board of Directors may have an opportunity to consider and evaluate our Offer. However, the consummation of the Offer does not require the approval or recommendation of Platinum’s Board of Directors or the Platinum Special Committee. See “Introduction” and “Special Factors—Background of the Offer.”

Platinum has one class of common stock and no other outstanding voting securities. As of the date of this Offer to Purchase, we own approximately 10,977,141 Shares, or approximately 49.7% of the outstanding Shares. As of November 11, 2009, there were 22,070,762 Shares outstanding, as reported in Platinum’s Form 10-Q (filed with the Commission) for the fiscal quarter ended September 30, 2009. Based on information reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009, as of September 30, 2009, there are no outstanding options to purchase Shares that have an exercise price of less than $0.50 per Share.

Based on the foregoing, we estimate that, as of November 11, 2009, two-thirds (2/3) of the Shares outstanding is approximately 14,713,842 Shares. Accordingly, we believe that the Threshold Condition would be satisfied if 3,736,701 Shares are validly tendered pursuant to the Offer and not withdrawn. The actual number of Shares necessary to satisfy the Threshold Condition may be different than this estimate.

If the Threshold Condition is satisfied and the Offer is consummated, we will own Shares that constitute at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) when combined with the Shares that we currently own. If the Threshold Condition is not satisfied, we will review our options. These include extending the current Offer, waiving the Threshold Condition and consummating the Offer, doing nothing, purchasing Shares in the open market or in privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Platinum. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

This Offer to Purchase includes forward-looking statements. These forward-looking statements include, among others, statements concerning our plans with respect to the acquisition of the Shares and Platinum, our outlook for the future, other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

Except as otherwise set forth herein, the information concerning Platinum contained in this Offer to Purchase, including, without limitation, financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. We assume no responsibility for the accuracy or completeness of the information concerning Platinum contained in such documents and records or for any failure by Platinum to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Platinum’s shareholders.

Shareholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Background of the Offer

Since 2007, our affiliated entities have been purchasing Shares, as well as warrants issued by Platinum at the time of its IPO to purchase one Share at an exercise price of $6.00 per Share (“Warrants”). Braesridge Energy LLC (“BEL”) is a Delaware limited liability company that was 33% owned by Barry Kostiner, a former Chief Executive Officer and founding shareholder of Platinum and 65% owned by Regent Venture V LLC (“Regent”), a Nevada limited liability company controlled by the Ghermezian family. On December 3, 2007, BEL purchased on the open market 224,000 Warrants at a purchase price of $1.881 per Warrant for an aggregate purchase price of $421,344. Later, on December 5, 2007, BEL purchased on the open market 29,000 Warrants at a purchase price of $1.8927 per Warrant for an aggregate purchase price of $54,888. In addition, on December 10, 2007, BEL purchased on the open market 532,996 Warrants at a purchase price of $1.90 per Warrant for an aggregate purchase price of $1,012,692. Between December 18, 2007 and February 19, 2008, BEL purchased 298,500 Warrants at purchase prices ranging between $1.50 and $1.65 pursuant to a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 entered into by BEL on November 26, 2007 (the “Plan”) for an aggregate purchase price of $458,725. Following these purchases, BEL beneficially owned 3,454,800 Shares and 5,013,800 Warrants, representing approximately 31.3% of the then outstanding Shares, as reported as of March 5, 2008.

On February 14, 2008, Barry Kostiner resigned from his position as the manager of BEL, but remained Chief Executive Officer of Platinum. Mr. Ghermezian was appointed as the new manager of BEL to replace Mr. Kostiner.

In an effort to further increase its stake in Platinum under Mr. Ghermezian’s leadership, between April 29 and June 26, 2008, BEL purchased 210,500 Warrants at purchase prices ranging between $0.8727 and $1.09 per Warrant for an aggregate purchase price of $199,355.90.

Between September 3 and September 11, 2008, BEL purchased 103,000 Shares at purchase prices ranging between $3.12 and $3.20 per Share, for an aggregate purchase price of $328,701.16.  Between May 20 and September 9, 2008, BEL purchased 313,000 Warrants at purchase prices between $0.67 and $0.96 per Share, for an aggregate purchase price of $252,880. Additionally, on September 25, 2008, BEL purchased 115,978 Shares from Todd M. Yocham and 22,343 Shares from Toben Scott at a purchase price of $6.00 per Share, for an aggregate purchase price of $829,926. On October 31, 2008, Regent completed the purchase of 497,400 Shares at a price per Share of $1.00 for an aggregate purchase price of $497,400.

As of November 24, 2008, Regent owned 100% of BEL. Mr. Kostiner no longer held any interest in BEL, though he remained Chief Executive Officer of Platinum, and Mr. Ghermezian became the manager of both Regent and BEL.

On or around November 24, 2008, Regent, BEL and Mr. Ghermezian (the “Ghermezian Group”) and Mr. Kostiner, who was the Chief Executive Officer of Platinum, engaged in informal discussions regarding the advantages and disadvantages for Platinum and its shareholders if Platinum were to be subject to a going private transaction, though the Ghermezian Group had no specific plans or proposals for such a transaction.

As of November 24, 2008, BEL beneficially owned 3,696,121 Shares and 5,544,300 Warrants, representing approximately 29.1% of the then outstanding Shares, as reported as of September 30, 2008, and Regent directly owned 497,400 Shares and, as a result of BEL’s ownership, beneficially owned 4,193,521 Shares and 5,544,300 Warrants, representing approximately 35.3% of the then outstanding Shares, as reported as of September 30, 2008.

On May 28, 2009, Pacific purchased 974,419 Shares in a private secondary market sale exempt from registration at $0.50 per Share for an aggregate purchase price of $487,209.50.  In addition, on June 1, 2009, BEL transferred to Pacific the 2,496,121 Shares and Warrants to purchase an additional 5,544,300 Shares that BEL previously beneficially owned. Also on June 1, 2009, Regent transferred to Pacific the 1,697,400 Shares that Regent previously beneficially owned. As of June 1, 2009, Pacific beneficially owned 5,167,940 Shares and 5,544,300 Warrants, which represented approximately 36.2% of the then outstanding Shares.  Neither BEL nor Regent has any beneficial ownership of the Shares.  In addition, as manager of Pacific, Mr. Ghermezian could have been deemed to have indirect beneficial ownership with shared voting and dispositive power over Pacific’s Shares and Warrants.

On June 8, 2009, Pacific purchased 1,630,000 Shares in a private secondary market sale exempt from registration at $0.50 per Share for an aggregate purchase price of $815,000.00. Ten days later, on June 18, 2009, Pacific purchased 1,892,400 Shares in a private secondary market sale exempt from registration at $0.50 per Share for an aggregate purchase price of $946,200.00. On June 18, 2009, Pacific also purchased immediately exercisable Warrants to purchase an additional 3,694,200 Shares in a private secondary market sale exempt from registration at a purchase price of $0.03 per Warrant for an aggregate purchase price of $110,826.00. As of June 19, 2009, Pacific beneficially owned 8,690,340 Shares and 9,238,500 Warrants, which represented approximately 53.8% of the then outstanding Shares, as reported as of May 15, 2009.

On or around June 18, 2009, Pacific and Mr. Ghermezian disclosed that they were regularly examining Pacific’s stake in Platinum as they did with other companies and may have held discussions with management of both Platinum and third parties regarding possible transactions involving the Shares and the Warrants.  In addition, they noted that at times, they may have sought to influence Platinum regarding courses of action that they believed were in Platinum's best interest and which, in their opinion, would have enhanced shareholder value. Also, on June 18, 2009, Pacific and Mr. Ghermezian disclosed that they generally were planning to pursue opportunities as they arose to acquire additional Shares or Warrants in the open market, in private transactions or otherwise at prices they deemed appropriate, though they did not have any specific plans regarding such transactions or any transactions relating to the control of Platinum. They noted that they may reconsider their position at any time and decide to refrain from additional acquisitions or seek to dispose of Shares or Warrants in the open market, in private transactions or otherwise at prices they deemed appropriate.

On July 7, 2009, Pacific purchased 997,583 Shares in a private secondary market sale exempt from registration at $0.50 per Share for an aggregate purchase price of $498,791.50. On July 7, 2009, Pacific also purchased immediately exercisable Warrants to purchase an additional 653,400 Shares in a private secondary market sale exempt from registration at a purchase price of $0.02 per Warrant for an aggregate purchase price of $13,068.00. As of July 7, 2009, Pacific beneficially owned 9,687,923 Shares and 9,891,900 Warrants, which represented approximately 57.7% of the then outstanding Shares, as reported as of June 24, 2009.

On July 28, 2009, Pacific purchased 1,289,218 Shares in a private secondary market sale exempt from registration at $0.50 per Share for an aggregate purchase price of $644,619.00, pursuant to a stock purchase agreement entered into with Harshel Rex Chambers and Jackie Alan Chambers. As of July 31, 2009, Pacific beneficially owned 10,977,141 Shares and 9,891,900 Warrants, which represented approximately 61.5% of the then outstanding Shares, as reported as of June 24, 2009.

On October 23, 2009, the Warrants expired by their own terms.  None of the Warrants were exercised.

On December 10, 2009, we announced that, in an effort to maximize the value of our holdings in Platinum, we would seek to acquire the remaining outstanding Shares. We have not received any third-party report, opinion or appraisal related to this Offer. We did not consult with nor did we obtain the prior approval or recommendation of Platinum’s Board of Directors or any special committee of Platinum’s Board of Directors before commencing this offer. To our knowledge, a majority of the directors of Platinum who are not employees of Platinum have not retained an unaffiliated representative for the purpose of representing unaffiliated shareholders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. To our knowledge, Platinum has not received any third-party report, opinion or appraisal related to this Offer.

Position of the Offeror Regarding the Fairness of the Offer

The rules of the Commission require that we express our belief to shareholders of Platinum who are unaffiliated with us as to the fairness of the transaction. We have determined that the Offer is fair to Platinum’s shareholders (other than us).

Factors Supportive of the Offeror’s Fairness Determination

We believe that the transaction is fair to Platinum’s shareholders (other than us). We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•
The Offer price represents a 66.7% premium when compared to the last sale price for the Shares of $0.30 per Share, which was the sale price at which the Shares last traded on December 9, 2009, as reported by the OTC Bulletin Board.

•
Platinum’s results for the fiscal quarter ended September 30, 2009, as presented in the quarterly report on Form 10-Q filed with the Commission on November 12, 2009, reflects a decrease of 45% in total revenues and a decrease of 99% in net income, each as compared to Platinum’s results for the fiscal quarter ended September 30, 2008.

•
The Offer provides the opportunity for participating shareholders to obtain liquidity for their Shares on potentially more favorable terms than would otherwise be available due to the relatively illiquid trading market for the Shares.

•
The Offer provides Platinum shareholders the opportunity to receive the Offer price in cash expeditiously. If Platinum were maintained as publicly-traded entity, Platinum shareholders only would be able to realize trading values for their Shares. Further, the Offer may provide the opportunity for Platinum’s shareholders to sell their Shares without incurring all of the brokerage and other costs typically associated with market sales.

•
There are no unusual requirements or conditions to the Offer, and there is no financing condition to the Offer. Accordingly, the Offer can be consummated expeditiously to the benefit of the unaffiliated shareholders tendering their Shares.

•	The Offer price represents the purchase price we negotiated with sophisticated sellers to purchase Shares on arm’s-length terms.

In addition, we believe that the Offer is procedurally fair to shareholders of Platinum who are unaffiliated with us, based on the following factors:

•	Each of Platinum’s unaffiliated shareholders will be able to decide whether or not to tender Shares in the Offer.

•	Unaffiliated shareholders will have sufficient time to make a decision whether to tender.

•	The Offer will remain open for 20 business days, unless extended by us.

•
If we amend the Offer to include any material additional information, we will, if necessary, allow adequate dissemination and investor response, and extend the Offer for a sufficient period to allow shareholders to consider the amended information.

•
If, after the Offer is consummated, we own at least 90% of the outstanding Shares, we will promptly cause Platinum to consummate a short-form merger under Delaware law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest.

•
If a short-form merger is consummated, shareholders who did not tender some or all of their respective Shares may, at that time, decline to receive the merger consideration and may exercise dissenters’ rights to receive the “fair value” of their untendered Shares by following the dissenters’ rights procedures under Delaware law. See “—Dissenters’ Rights; Rule 13e-3.”

Factors Not Supportive of Our Fairness Determination

We also considered the following factors, each of which we considered negative in their considerations concerning the fairness of the terms of the transaction:

•	As to the Offer price, our financial interests are adverse to the financial interests of Platinum’s shareholders unaffiliated with us.

•	The Shares have historically traded at higher trading levels than the Offer price. See “—Price Range of Shares; Dividends.”

•
Any shareholder who tenders all of its Shares in the Offer or has its Shares converted into cash in the subsequent merger would cease to participate in the future earnings or growth, if any, of Platinum and would not benefit from increases, if any, in the value of Platinum, including any increases due to a general economic recovery.

•
The exchange of Shares in the Offer and, if applicable, a short-form merger would generally be taxable to a U.S. Holder and may be taxable to a Non-U.S. Holder as those terms are defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

Factors Not Considered

•
In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of Platinum. The liquidation value was not considered because Platinum is a viable going concern and we have no plans to liquidate Platinum. Therefore, we believe that Platinum’s liquidation value is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, we did not consider net book value, which is an accounting concept, as a factor, because we believe that net book value is not a material indicator of the value of Platinum as a going concern but rather is indicative of historical costs. Platinum’s net book value per Share as of September 30, 2009, calculated by dividing total shareholders’ equity as of September 30, 2009 by the number of Shares outstanding as of that same date (each as reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009), was $2.33.

•
We are not aware of any firm offers that have been made by a third-party during the past two years to acquire Platinum and in any event have no intention of selling the Shares we own. Accordingly, we did not consider third-party offers in reaching our conclusion as to fairness.

•	To our knowledge, the Offer has not been approved by a majority of the directors of Platinum who are not employees thereof.

The foregoing discussion summarizes the material information and factors we considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety and the amount of information considered, we did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching our conclusion. Our view as to the fairness of the transaction to the unaffiliated shareholders of Platinum should not be construed as a recommendation to any shareholder as to whether that shareholder should tender in the Offer.

Purpose and Structure of the Offer; The Offeror’s Reasons for the Offer

We are offering to purchase all of the Shares not currently owned by us at $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest. The purpose of the Offer is to acquire as many of the issued and outstanding Shares as possible in an effort to acquire the entire equity interest in Platinum. If, after the Offer is consummated, we own at least 90% of the outstanding Shares, we will promptly cause Platinum to consummate a short-form merger under Delaware law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer (subject to applicable withholding of U.S. federal, state and local taxes), without interest. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a short-form merger without a vote of, or prior notice to, Platinum’s Board of Directors or Platinum’s shareholders. In the short-form merger, we will merge Platinum into a wholly-owned subsidiary that we will form for the specific purpose of the merger. The new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Platinum.

In determining the structure of the transaction, we particularly considered the following:

•
A tender offer would permit us to acquire the remaining interest in Platinum that we do not currently own on an expeditious basis and provide Platinum’s public shareholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition.

•
A tender offer does not compel Platinum shareholders to sell their Shares, does not require approval by a majority of Platinum’s shareholders, and the Offer will not be effected unless the Threshold Condition is satisfied or waived by us.

•
If the short-form merger occurs, shareholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may decline the merger consideration and exercise dissenters’ rights in connection with the short-form merger under Delaware law.

We decided to pursue the Offer because we believe that full ownership of Platinum will allow us to better be able to maximize the underlying value of Platinum. Also, we feel that private ownership of Platinum can provide stability to Platinum, which has had numerous arrivals and departures of officers and directors in the past year.

Plans for Platinum After the Offer; Certain Effects of the Offer

We intend to hold the Shares acquired by us pursuant to the Offer. If, after the Offer is consummated, we do not own at least 90% of the outstanding Shares, we will consider our options and may decide to extend the current Offer, waive the Threshold Condition and consummate the Offer, do nothing, purchase Shares in the open market or in privately-negotiated transactions, make a new tender offer or seek to negotiate a merger or other business combination with Platinum. No assurance can be given as to the effect any such actions could have on the trading price of the Shares. If, after the Offer is consummated, we own at least 90% of the outstanding Shares, we will promptly cause Platinum to consummate a short-form merger under Delaware law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest. In the short-form merger, we will merge Platinum into a wholly-owned subsidiary that we will form for the specific purpose of the merger. The new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Platinum. If a merger is undertaken, shareholders at that time will be entitled to exercise their dissenters’ rights under Delaware law to receive the “fair value” of their Shares by following the dissenter’s rights procedures under Delaware law.

Except as otherwise described in this Offer to Purchase, we have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the short-form merger described above), reorganization or liquidation involving Platinum; (ii) any purchase, sale or transfer of a material amount of assets of Platinum; (iii) any material change in Platinum’s present dividend policy; (iv) any change in Platinum’s Board of Directors or management; or (v) any other material change in Platinum’s corporate structure or business (other than a short-form merger, as described above).

In connection with the Offer, we expect to review Platinum and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable after the Offer is consummated to best organize the activities of Platinum, including evaluating the current members of Platinum’s Board of Directors. We expressly reserve the right to make any such changes that we deem necessary or appropriate in light of our review or in light of future developments. In addition, we regularly review acquisition opportunities and may pursue such opportunities when appropriate.

As a result of the Offer, we may acquire a majority of the outstanding Shares, in which case we will unilaterally be able to elect members of Platinum’s Board of Directors at an annual or special meeting of shareholders at which shareholders are entitled to vote with respect to the election of directors. However, the terms of the members of Platinum’s Board of Directors are staggered over a three-year period and therefore as many as three annual or special meetings of shareholders at which shareholders are entitled to vote for the election of directors may have to occur before we are able to unilaterally elect all members of Platinum’s Board of Directors. In addition, as a result of the Offer, our interest in Platinum’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following the tender of all outstanding Shares or the consummation of a short-form merger, our interest in such items will increase to 100%, and we will be entitled to all benefits resulting from that interest, including all cash flow generated by Platinum’s operations and any future increase in Platinum’s value. Similarly, we will also bear the risk of losses generated by Platinum’s operations and any decrease in the value of Platinum after acquiring all outstanding Shares.

If all outstanding Shares are tendered or a short-form merger takes place or, as a result of the Offer, there are fewer than 300 holders of record of Shares and Platinum decides to terminate its duty to file reports pursuant to Section 15(d) of the Exchange Act, Platinum will no longer have any publicly-traded equity securities outstanding, and we intend to promptly cause Platinum (or, where there are fewer than 300 holders of record of the Shares, make a request to Platinum’s Board of Directors) to terminate Platinum’s public reporting obligations with the Commission once the requirements for terminating such obligations are satisfied. Accordingly, former shareholders of Platinum will not have the opportunity to participate in the earnings and growth of Platinum after a merger and will not have any right to vote on corporate matters. Similarly, former shareholders of Platinum will not face the risk of losses generated by Platinum’s operations or decline in the value of Platinum after a merger. If all outstanding Shares are tendered or a short-form merger takes place, our beneficial ownership interest in Platinum would increase from 49.7% on a fully-diluted basis to 100%. Based on Platinum’s results for the fiscal quarter ended September 30, 2009 and assuming completion of the short-form merger as of September 30, 2009, this increase would result in our beneficial interest in Platinum’s net book value as of September 30, 2009 increasing by approximately $25.8 million.

Conduct of Platinum’s Business if the Offer Is Not Completed

If the Offer is not completed because the Threshold Condition or another condition is not satisfied or waived or because we terminate the Offer, we expect that Platinum’s current management will continue to operate Platinum’s business substantially as presently operated. However, we anticipate that if the Offer is not completed, we will reevaluate our options with respect to acquiring Shares and control of Platinum. In particular, we may consider:

•
not taking any action at that time, including not purchasing any Shares, in which case the public shareholders of Platinum would receive no cash for their Shares (except through sales in the open market) and would bear the risk that the trading price per Share could decline to a price that is less than the Offer price;

•
purchasing Shares in the open market or privately-negotiated transactions, with purchases made at either market prices at the time of purchase or privately-negotiated prices, respectively, which may be higher or lower than or the same as the Offer price;

•	making a new offer; and/or

•	attempt to negotiate a merger or other business combination with Platinum, subject to compliance with Delaware law.

If we were to pursue any of these alternatives, it might take considerably longer for the public shareholders of Platinum to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the public shareholders of Platinum that are more or less than or the same as the Offer price.

Dissenters’ Rights; Rule 13e-3

Dissenters’ Rights

Under Delaware law, shareholders will not have dissenters’ rights to payment of fair value of their Shares in connection with the Offer. However, if a short-form merger is consummated under Delaware law, each holder of Shares at the effective time of the merger will have the right under Section 262 of the General Corporation Law of Delaware (the “DGCL” and Section 262 of which is referred to herein as “DGCL §262”) to exercise dissenters’ rights for payment of fair value of the holder’s Shares. The fair value determined by exercising dissenters’ rights could be more or less than or equal to the price per Share to be paid in the short-form merger.

The following summarizes provisions of DGCL §262 regarding dissenters’ rights that would be applicable in connection with a short-form merger. This discussion is not a complete statement of law pertaining to dissenters’ rights under Delaware law and is qualified in its entirety by the full text of DGCL §262, which is attached as Schedule A to this Offer to Purchase.

Within 10 days after the effective time of the short-form merger, the surviving corporation of the short-form merger, will send notice of the effective time of the short-form merger and the availability of appraisal rights to each holder of the Shares. To exercise appraisal rights, the record holder of Shares must, within 20 days after the date the surviving corporation mails the notice referred to above, deliver a written demand for appraisal to the surviving corporation. This demand must reasonably inform the surviving corporation of the identity of the shareholder of record and that the shareholder demands appraisal of his, her, or its Shares.

Only a record holder of the Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates. Within 120 days after the effective time of the short-form merger, the surviving corporation or any shareholder that has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. None of Platinum, the surviving company or we will have any obligation to file such a petition. Shareholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law.

Within 120 days after the effective time of the short-form merger, any shareholder that has complied with the requirements of DGCL §262 for exercise of appraisal of rights may make a written request to receive from the surviving corporation a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. The surviving corporation will be required to mail these statements within ten days after it receives a written request. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the shareholders are entitled to appraisal rights. The court will appraise the Shares owned by the shareholders and determine their fair value. In determining fair value, the court may consider a number of factors, including market values of Platinum's Shares, asset values, and other generally accepted valuation considerations, but will exclude any element of value arising from the accomplishment or expectation of the short-form merger. The court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the shareholders entitled to appraisal.

The value determined by the court for the Shares could be more than, less than, or the same as $0.50, and the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any shareholder's expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of the Shares entitled to appraisal.

Any shareholder that has duly demanded an appraisal in compliance with Delaware law will not, after the effective time of the short-form merger, be entitled to vote the Shares subject to the demand for any purpose. The Shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to shareholders of record as of a date prior to the effective time.

A shareholder will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the short-form merger. A shareholder will also lose the right to an appraisal by delivering to the surviving corporation a written withdrawal of the shareholder's demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective time of the short-form merger requires the surviving corporation's written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a shareholder will be entitled to receive the consideration otherwise payable pursuant to the short-form merger, without interest. The amount of cash delivered to such shareholder will be the same as in the short-form merger.

The foregoing summary of the rights of dissenting shareholders under DGCL §262 does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of DGCL §262. Failure to follow the steps required by DGCL §262 for perfecting dissenters’ rights may result in the loss of such rights. Shareholders who tender Shares in the Offer will not have dissenters’ rights.

Rule 13e-3

Because we hold 49.7% of the Shares, we may be deemed to be affiliates of Platinum and therefore the transactions contemplated in this Offer to Purchase may be deemed to constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Platinum and certain information relating to the fairness of the Offer, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority shareholders be filed with the Commission and disclosed to minority shareholders prior to consummation of the Offer and such merger. We have provided or incorporated by reference such information in this Offer to Purchase and a tender offer statement on Schedule TO and the exhibits thereto filed with the Commission.

Security Ownership of Certain Beneficial Owners

To our knowledge, the following table summarizes the current publicly available information, as of the date of this Offer to Purchase, with respect to the Shares beneficially owned by (i) each of the directors and executive officers of Platinum, and (ii) each person (or entity) known by us to own more than 5% of the outstanding Shares (on a fully diluted basis). Beneficial ownership in this table is determined in accordance with the rules of the Commission. In computing the number of Shares beneficially owned by a person (or entity) and the percentage ownership of that person (or entity), Shares subject to stock options held by that person (or entity) that are currently exercisable or that will become exercisable within 60 days of the date of this Offer to Purchase are deemed beneficially owned and are reflected in the table. The percentages presented in the table below were calculated based upon the total Shares outstanding of 22,070,762 as of November 11, 2009, as reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009.

As previously indicated, the information concerning Platinum contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. We assume no responsibility for the accuracy or completeness of the information concerning Platinum contained in such documents and records, nor for any failure by Platinum to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us, nor for the accuracy or completeness of the information (such as presented in the table below) derived from or affected by any of the foregoing.

Name of Beneficial Owner		Amount of Shares Beneficially Owned	Percent of Outstanding Shares
Syd Ghermezian (Pacific International Group Holdings LLC)	(1)	10,977,141	49.7%

Directors and Officers of Platinum:
Tim G. Culp (Director and Chairman of the Board)	(2)	2,115,976	9.6%
William C. Glass (Director and President)	(3)	270,000	1.2%
Al Rahmani (Director and Interim Chief Executive Officer)	(4)	0	0.0%
Barry Kostiner (Director)	(5)	968,130	4.4%
Bernard A. Lang (Director)	(6)	16,000	0.1%
Roderick McLennan (Director)	(7)	0	0.0%
William Blain (Director)	(8)	0	0.0%
Marc Berzins (Director)	(9)	n/a	n/a
Stephen Furst (In-house Attorney)	(9)	n/a	n/a

Other Investors:
D.B. Zwirn Special Opportunities Fund, L.P.	(10)	1,625,000	7.36%

(1)	Source: Form SC 13-D/A, filed July 31, 2009.

(2)	Source: Form SC 13-D/A, filed July 21, 2008.

(3)	Source: Form SC 14A, filed October 17, 2007.

(4)	Source: Form 3, filed March 2, 2009.

(5)	Source: Form SC 13D, filed December 12, 2007

(6)	Source: Form 4, filed March 3, 2009.

(7)	Source: Form 3, filed March 2, 2009.

(8)	Source: Form 3, filed March 2, 2009.

(9)	No public information is available.

(10)	Source: Form 10-K, filed June 1, 2009.

Security Ownership with Respect to the Threshold Condition

Our obligation and right to purchase Shares at the expiration of the Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the waivable Threshold Condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by us, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. We estimate that, based on the number of Shares outstanding as of November 11, 2009, as reported in Platinum’s Form 10-Q (filed with the Commission) for the fiscal quarter ended September 30, 2009, 3,736,701 Shares not owned by us would have to be tendered in order to satisfy the Threshold Condition.

The following table sets forth the calculation of our estimate of the number of Shares required to be tendered to satisfy the Threshold Condition.

As of December 9, 2009-
Shares outstanding (excluding Shares held in treasury)	22,070,762
Shares issuable upon exercise of outstanding stock options with an exercise price less than $0.50 per Share	0
Two-thirds (2/3) of total number of outstanding Shares (excluding Shares held in treasury)	14,713,842
Shares owned by Pacific	10,977,141
Shares required to be tendered to satisfy the Threshold Condition	3,736,701

The foregoing calculation of the Shares required to be tendered to satisfy the Threshold Condition is based on information available to us as of December 9, 2009. The actual number of Shares necessary to satisfy the Threshold Condition may differ from our estimate above because the calculation will occur as of the time immediately prior to the expiration of the Offer.

Transactions and Arrangements Concerning the Shares

To our knowledge, no transaction in the Shares has been effected in the past 60 days by (i) us or any of our executive officers, directors, affiliates or associates or (ii) Platinum or any of its executive officers, directors, affiliates or associates.

Except as described in this Offer to Purchase, since October 9, 2009, no negotiations, transactions, or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Platinum, an election of directors of Platinum or a sale or other transfer of a material amount of Platinum’s assets, has been entered into or has occurred between any of Platinum or any of its affiliates and us or, to our knowledge, between Platinum or any of its affiliates and any unaffiliated person.

Except for Shares offered or sold pursuant to Platinum’s Registration Statement on Form S-1 dated June 10, 2005, as amended and Shares offered or sold pursuant to Platinum’s Registration Statement on Form S-1 dated February 14, 2008, as amended, Platinum has not, to our knowledge, made any underwritten public offering of Shares since June 10, 2005 that was either (i) registered under the Securities Act of 1933, as amended or (ii) exempt from registration under the Securities Act of 1933, as amended.

Consummation of the Offer does not require the approval or recommendation of Platinum’s Board of Directors or any special committee. We do not have any knowledge as to whether any executive officer, director, or affiliate of Platinum will make a recommendation either in support of or opposed to the Offer.

In November 2007, the Board of Directors of Platinum approved a share repurchase program to repurchase the Shares in open market transactions in an amount up to $80 million, following the consummation of a business combination.  Platinum and its affiliates repurchased 3,975,918 Shares and 2,554,500 Warrants during fourth quarter of 2007.  No Share or Warrants were repurchased by Platinum in 2008, and, to our knowledge, no Shares or Warrants were repurchased by Platinum in 2009.

Related Party Transactions

In 2007, Mr. Barry Kostiner, former Chief Executive Officer of Platinum, and members of the Ghermezian family, including Syd Ghermezian, developed a business relationship (while Mr. Kostiner was still the Chief Executive Officer of Platinum) to invest in various business opportunities in the oil and gas industry. Members of the Ghermezian family partnered with Mr. Kostiner based on his experience and business contacts in the oil and gas industry. They formed Braesridge Energy LLC (“BEL”) through which to make such investments, with Mr. Kostiner initially owning 33% and Regent Ventures V LLC (“Regent”) owning 65%. Regent was an entity managed by Mr. Paul Ghermezian. The ultimate economic interest in Regent was and is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. Mr. Kostiner was appointed as manager of BEL.

Mr. Kostiner agreed to transfer to BEL his interest in KD Resources, LLC, an oil and gas company purchased in May 2007 by Mr. Kostiner and Mr. Dorman, the then-Executive Vice President of Platinum. The Ghermezian family agreed to make capital available to BEL to make investments in the oil and gas industry, including in securities of Platinum, and in other business opportunities.

The portions of BEL’s purchases of Shares and Warrants found in “—Background to the Offer” are incorporated herein by reference.

Mr. Kostiner is currently a director of Platinum; however, he is not presently affiliated with any other entity affiliated with the Ghermezian family or us.

Interests of Certain Persons in the Offer

Financial and Certain Other Interests of the Offeror

Shareholders should be aware that we have certain interests that present actual or potential conflicts of interest in connection with the Offer, including that our financial interests with regard to the price per Share offered in the Offer (and any subsequent short-form merger under Delaware law) are generally adverse to the financial interests of the shareholders being asked to tender their Shares. Also, if shareholders sell Shares in the Offer or shareholders’ Shares are converted into a right to receive cash in any subsequent merger, shareholders will cease to have any interest in Platinum and will not have the opportunity to participate in the future earnings or growth, if any, of Platinum. On the other hand, we will benefit from any future increase in the value of Platinum, as well as bear the burden of any future decrease in the value of Platinum.

As a result of our beneficial ownership of approximately 49.7% of the outstanding Shares, we may be deemed to have control of Platinum. However, we do not have the power to direct or cause the direction of the management and policies of Platinum, we are not involved in Platinum’s day-to-day operations, nor do we have material non-public information regarding Platinum.  None of our directors and officers are directors or officers of Platinum.

Executive Officers and Directors of Platinum

In connection with the Offer, we expect to review Platinum and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and evaluate the current members of Platinum’s Board of Directors to determine what changes, if any, would be desirable after the Offer is consummated to best organize the activities of Platinum. We expressly reserve the right to make any such changes, including changes to Platinum’s Board of Directors, that we deem necessary or appropriate in light of our review or in light of future developments.

Employee Stock Options

We understand that, based on information reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009, as of September 30, 2009, there are no outstanding options to purchase Shares that have an exercise price of less than $0.50 per Share.

THE OFFER

 Section 1—Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn by the Expiration Date in accordance with the procedures set forth in “—Section 4—Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on January 11, 2010, unless we have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

We may waive any or all of the conditions to our obligation and right to purchase Shares pursuant to the Offer, including the Threshold Condition. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, we may elect to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. See “—Section 12 —Conditions to the Offer.”

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. We acknowledge that (i) the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) we may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the events specified in “—Section 12—Conditions to the Offer” without extending the period of time during which the Offer is open.

We have the right to extend the Offer beyond the Expiration Date for any of the following reasons: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived; or (ii) for any period required by any rule, regulation, interpretation or position of the Commission or any period required by or advisable under applicable law.

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled Expiration Date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) the determination that such conditions are not reasonably capable of being satisfied.

We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer are satisfied or waived on the Expiration Date. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the earlier of (i) the day that we decide to extend or (ii) the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If we are delayed in making payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “—Section 4—Withdrawal Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to shareholders and that, if material changes are made with respect to information not materially less significant than the Offer price and the number of Shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to shareholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

We will request Platinum’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Platinum’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2—Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “—Section 3—Procedures For Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering shareholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “—Section 3—Procedures For Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

If, on or prior to the Expiration Date, we shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered, accepted for payment or paid for prior to such increase in consideration.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 3—Procedures for Tendering Shares

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be made through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a shareholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination.

U.S. Federal Withholding Tax on Payments to Non-U.S. Holders

We have instructed the Depositary to assess U.S. federal withholding tax equal to 10% of the gross proceeds paid to a tendering holder with respect to a sale of Shares pursuant to the Offer or an exchange of Shares pursuant to a short-form merger, unless the holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying, among other things, such holder’s taxpayer identification number (“TIN”), that such holder is not a foreign person and such holder’s address. Amounts withheld generally would be creditable against a holder’s U.S. federal income tax liability, and, if in excess thereof, a refund generally could be obtained from the Internal Revenue Service (“IRS”) by filing a U.S. federal income tax return. Each holder of Shares is urged to consult its own tax advisors about the tax consequences to the particular holder of participating in the Offer or exchanging Shares pursuant to a short-form merger. See “— Section 5 — Certain U.S. Federal Income Tax Considerations.”

Backup Withholding Requirements

Under the backup withholding provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of the payments made to a holder in connection with the Offer or a short-form merger. In order to prevent backup withholding with respect to payments to U.S. Holders (as defined under “— Section 5 — Certain U.S. Federal Income Tax Considerations”), each U.S. Holder must provide the Depositary with such U.S. Holder’s correct TIN and certify that such U.S. Holder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal, or otherwise establish that such U.S. Holder is not subject to backup withholding. Certain U.S. Holders (including, among others, all corporations) are not subject to backup withholding. If a U.S. Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the U.S. Holder, and the payment of cash to the U.S. Holder pursuant to the Offer may be subject to backup withholding. Non-U.S. Holders (as defined under “— Section 5 — Certain U.S. Federal Income Tax Considerations”) should complete and sign an applicable Form W-8 (a copy of which may be obtained from the Depositary), or otherwise establish that such Non-U.S. Holder is not subject to backup withholding, in order to avoid backup withholding.

Other Requirements

By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints our designees as such shareholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Platinum’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Our acceptance for payment of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Stock Options

The Shares that may be tendered in the Offer include Shares issuable upon exercise of Platinum stock options; however, the Offer is only for Shares and not for the stock options themselves. If you hold vested and unexercised stock options and you wish to participate in the Offer, you may exercise your vested and unexercised stock options, regardless of their exercise price per Share, in accordance with the terms of the applicable stock plan of Platinum and then tender the Shares received upon the exercise in accordance with the terms of the Offer. To tender the Shares received upon exercise, the Shares must be tendered prior to the Expiration Date by executing and delivering a Letter of Transmittal and following the instructions and procedures for tendering shareholders set forth in this Offer to Purchase and the Letter of Transmittal. Exercises of stock options made in this manner are not revocable, regardless of whether Offer is consummated.

Following consummation of the Offer, if we own at least 90% of the outstanding Shares, we will promptly cause Platinum to consummate a short-form merger under Delaware law in which all Shares held by the remaining shareholders would be converted into the right to cash equal to the same price per Share as was paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest. A new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Platinum. If holders of stock options do not exercise their stock options prior to the expiration of the Offer, such holders will be entitled to exercise their stock options after expiration of the Offer but before consummation of a short-form merger. Upon consummation of a short-form merger, all Shares held by the remaining shareholders (including Shares issued upon exercise of stock options) will be converted into the right to cash equal to the same price per Share as was paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest.

Upon tender of all the outstanding Shares or upon consummation of the short-form merger, any unvested stock options granted under the Platinum Energy Resources, Inc. 2006 Long-Term Incentive Plan will vest and become immediately exercisable. We do not anticipate any holder of such stock options exercising them.

Section 4—Withdrawal Rights

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after January 11, 2010. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “—Section 3—Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “—Section 3—Procedures For Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period if the Offer is amended to provide for one.

None of us, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Section 5—Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the Offer and, if applicable, a short-form merger relevant to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). No rulings have been sought or are expected to be sought from the IRS with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. This summary applies only to U.S. Holders and Non-U.S. Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of holders (including, without limitation, financial institutions, real estate investment trusts, regulated investment companies, insurance companies, partnerships and other pass-through entities, U.S. expatriates, holders subject to the alternative maximum tax under the Code, tax-exempt organizations, brokers or dealers in securities or holders whose functional currency is not the U.S. dollar) that may be subject to special rules. This summary does not address the effect of any U.S. federal estate or gift tax laws or any state, local, non-U.S. or other tax laws.

For purposes of this summary, a U.S. Holder is a beneficial owner of Shares that tenders Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to a short-form merger, and is: (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a U.S. court is able to exercise supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. A Non-U.S. Holder is a beneficial owner of Shares that tenders Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to a short-form merger, and that is not a U.S. Holder or a partnership or other pass-through entity.  If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to a short-form merger.

EACH HOLDER OF SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER AND, IF APPLICABLE, A SHORT-FORM MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

Sale of Shares

A U.S. Holder’s receipt of cash for Shares pursuant to the Offer or, if applicable, a short-form merger generally will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, a U.S. Holder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to a short-form merger generally will recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged in a short-form merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged pursuant to a short-form merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of a short-form merger (as applicable). In general, under current law, long-term capital gain of a non-corporate U.S. Holder (including an individual U.S. Holder) will be subject to a maximum U.S. federal income tax rate of 15%. There are limitations on the deductibility of capital losses.

Backup Withholding

Payments to a U.S. Holder in connection with the Offer or a short-form merger may be subject to backup withholding at a rate of 28%, unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. U.S. Holders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund generally may be obtained from the IRS. Each U.S. Holder is urged to consult its own tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Sale of Shares

Any gain realized by a Non-U.S. Holder upon the receipt of cash for Shares pursuant to the Offer or, if applicable, a short-form merger generally will not be subject to U.S. federal income tax, unless:  (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, (ii) such Non-U.S. Holder is a nonresident alien individual that will be present in the United States for 183 days or more during the taxable year of the Offer or a short-form merger (as applicable), and certain other requirements are met, or (iii) the Shares constitute a “United States real property interest” for U.S. federal income tax purposes with respect to such Non-U.S. Holder by reason of Platinum’s status as a United States real property holding corporation (a “USRPHC”) at any time within the shorter of the five-year period preceding the Offer or a short-form merger (as applicable) or such Non-U.S. Holder’s holding period for the Shares (the “measurement period”). A Non-U.S. Holder that is a corporation and whose gain is effectively connected with the conduct of a trade or business within the United States also may be subject to a branch profits tax at a 30% rate (or such lower rate specified by an applicable income tax treaty).

Platinum has not disclosed in its public filings that it is or has been a USRPHC. If Platinum is or has been a USRPHC, a Non-U.S. Holder generally would not be subject to U.S. federal income tax if (i) such Non-U.S. Holder has been treated for U.S. federal income tax purposes as holding 5% or less of Platinum’s common stock during the measurement period, and (ii) Platinum’s common stock is treated as regularly traded on an established securities market for purposes of the USRPHC rules.  It is unclear whether Platinum’s common stock is so treated. Accordingly, we have instructed the Depositary to assess U.S. federal withholding tax equal to 10% of the gross proceeds paid to a tendering holder with respect to a sale of Shares pursuant to the Offer or an exchange of Shares pursuant to a short-form merger, unless the holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying, among other things, such holder’s TIN, that such holder is not a foreign person and such holder’s address.  Amounts withheld generally would be creditable against a holder’s U.S. federal income tax liability, and, if in excess thereof, a refund generally could be obtained from the IRS by filing a U.S. federal income tax return. Each Non-U.S. Holder is urged to consult its own tax advisor about the tax consequences to the particular holder of participating in the Offer or exchanging Shares pursuant to a short-form merger.

Backup Withholding

Payments to a Non-U.S. Holder in connection with the Offer or a short-form merger may be subject to backup withholding at a rate of 28%, unless such Non-U.S. Holder furnishes the required certification as to its non-U.S. status by providing the applicable Form W-8 (a copy of which can be obtained from the Depositary) or by otherwise establishing that such Non-U.S. Holder is not subject to backup withholding. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund generally may be obtained from the IRS. Each Non-U.S. Holder is urged to consult its own tax advisor as to such Non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

 Section 6—Price Range of Shares; Dividends

The Shares are traded on the over-the-counter market and are quoted on the OTC Bulletin Board under the symbol “PGRI.OB.”

Calendar Year	High	Low
2007:
First Quarter	$7.41	$7.26
Second Quarter	$7.60	$7.40
Third Quarter	$7.65	$7.50
Fourth Quarter	$7.99	$6.60
2008:
First Quarter	$6.97	$4.60
Second Quarter	$5.15	$4.40
Third Quarter	$4.70	$1.65
Fourth Quarter	$1.80	$0.53
2009:
First Quarter	$0.85	$0.36
Second Quarter	$0.75	$0.26
Third Quarter	$0.60	$0.25
Fourth Quarter (through December 9, 2009)	$0.43	$0.30

As reported by the OTC Bulletin Board, the last sale price for the Shares was $0.30 per Share, which was the sale price at which the Shares last traded on December 9, 2009.

Platinum has never paid dividends on its Shares. Under the terms of Platinum’s revolving line of credit agreement, Platinum may not declare any dividends without the lending bank’s consent.

Shareholders are urged to obtain a current market quotation or other form of valuation for the Shares.

Section 7—Certain Information Concerning Platinum

General

Platinum considers itself to be in two lines of business as follows:

(1) Oil and gas division operations, which had, as of September 30, 2009, approximately 37,000 acres under lease in relatively long-lived fields with well-established production histories. Platinum’s properties are concentrated primarily in the Gulf Coast region in Texas, the Permian Basin in Texas and New Mexico and the Fort Worth Basin in Texas; and

(2) Engineering and construction services primarily for three types of clients: (i) upstream oil and gas, domestic oil and gas producers and pipeline companies; (ii) industrial, petrochemical and refining plants; and (iii) infrastructure, private and public sectors, including state municipalities, cities, and port authorities.

Platinum was incorporated in Delaware on April 25, 2005 as a blank check company for the purpose of effecting a business combination with an unidentified operating business in the global oil and natural gas industry.  Platinum maintains its principal executive offices at 11490 Westheimer Road, Suite 1000, Houston, Texas 77077, telephone: (281) 649-4500.

Summary Financial Information

Platinum’s historical financial statements for the fiscal years ended December 31, 2007 and 2008 are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Platinum’s unaudited financial statements for the quarter ended September 30, 2009 are incorporated herein by reference to Part 1, Item 1 of Platinum’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The following table sets forth summary historical consolidated financial data for Platinum as of and for each of the fiscal years ended December 31, 2008 and 2007, which has been excerpted or derived from the audited financial statements contained in Platinum’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and as of and for the quarterly period ended September 30, 2009, which has been excerpted or derived from the unaudited financial statements contained in Platinum’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “Form 10-Q”). This data should be read in conjunction with the consolidated financial statements and other financial information contained in the Form 10-K and Form 10-Q, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Platinum with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below. The financial statements included as Item 8 of the Form 10-K and Form 10-Q are hereby incorporated by reference in this Offer to Purchase. See “—Available Information” below.

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007
Consolidated Balance Sheet Data (end of period):
Current Assets	$12,865,309	$13,704,952	$20,105,199
Non-Current Assets	$76,718,244	$91,171,746	$178,283,994
Total assets	$89,583,553	$104,876,698	$198,389,193
Current liabilities	$23,058,350	$21,628,418	$5,759,879
Long-term liabilities	$15,156,119	$23,064,083	$51,661,854
Total liabilities	$38,214,469	$44,692,501	$57,421,733
Shareholders’ equity	$51,369,084	$60,184,197	$140,967,460

Consolidated Statement of Operations Data:
Revenues	$27,258,544	$53,182,895	$4,308,184
Costs and expenses	$32,915,654	$194,750,971	$5,836,881
Operating (loss)	$(5,657,110)	$(141,568,076)	$(1,528,697)
Other income (expense)	$(7,897,019)	$16,577,721	$1,243,665
Provision (benefit) for income taxes	$(4,700,360)	$(44,170,760)	$88,000
Net (loss)	$(8,853,769)	$(80,819,595)	$(373,032)
Net (loss) per common share—basic and diluted	$(0.40)	$(3.66)	$(0.02)
Ratio of earnings to fixed charges(1)	(3.78)	(134.19)	(12.78)
(1) These are estimates. The estimates are based on the following assumptions: (1) fixed charges consist only of the interest expense disclosed in Platinum’s consolidated statement of operations for the respective period, and (2) the numerator of the equation used to calculate the ratio is equal to Platinum’s income (loss) before income taxes for the respective period, plus Platinum’s interest expense for the respective period.

As of September 30, 2009, Platinum’s net book value per Share was approximately $2.33 per Share, which was calculated by dividing Platinum’s total shareholders’ equity of approximately $51.4 million by Platinum’s total Shares outstanding, each as of September 30, 2009, as reported in Platinum’s Form 10-Q.

Available Information

The Shares are registered under the Exchange Act. Platinum is subject to the informational filing requirements of the Exchange Act and is, therefore, required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F. Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Platinum’s filings are also available to the public on the Commission’s web site (www.sec.gov), and certain filings are also available on Platinum’s web site (www.platenergy.com). Copies of such materials may also be obtained by mail from the Public Reference Room of the Commission at 100 F. Street, N.W., Washington, D.C. 20549, upon payment of the Commission’s customary fees.

Incorporation by Reference

The rules of the Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. We hereby incorporate by reference each of the following documents:

SEC FILINGS	PERIOD OR DATE FILED

Annual Report of Form 10-K	Year ended December 31, 2008.

Quarterly Reports on Form 10-Q	Quarters ended September 30, 2009, June 30, 2009 and March 31, 2009.

Current Reports on Form 8-K	Filed on February 24, 2009, March 4, 2009, April 1, 2009, April 23, 2009, May 5, 2009, June 19, 2009, July 2, 2009, July 27, 2009, September 21, 2009 and October 13, 2009.

You may obtain any of the documents incorporated by reference in this document from us or from the Commission’s web site at the address described above.

Section 8—Certain Information Concerning the Offeror

Pacific is a Nevada limited liability company with its principal offices located at 9440 West Sahara Avenue, Suite 240, Las Vegas, NV 89117. The telephone number for Pacific is (702) 430-5800. Pacific's principal business is making and holding investments. Pacific has not been (i) convicted in a criminal proceeding during the last five years, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or (iii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

As of the date of this Offer to Purchase, Pacific owns 10,977,141 Shares, or approximately 49.7% of the outstanding Shares.

Syd Ghermezian is a Canadian citizen. He is the manager of Pacific. His principal occupation is as an investor, with emphasis in real estate and financial instruments, including stocks and bonds, and he conducts these investment activities in part through Pacific. His principal business address is 9440 West Sahara Avenue, Suite 240, Las Vegas, NV 89117. Mr. Ghermezian has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Section 9—Source and Amount of Funds

We will need $5,546,810.50 to purchase all Shares not currently owned by us in the Offer and an additional approximately $256,000 to pay related fees and expenses. We intend to use our cash on hand, which includes cash and cash equivalents, for all such funds necessary to pay for the Shares and related fees and expenses. Our cash and cash equivalents will provide adequate financial resources to enable us to make all payments under the Offer.

Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration

The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Possible Effects of the Offer on the Market for the Shares

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the short-form merger previously described above or upon tender of all outstanding Shares.

OTC Bulletin Board Quotation

The Shares are not listed or traded on the NASDAQ or on any national exchange. The Shares are over-the-counter (“OTC”) securities quoted on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes, last-sale prices, and volume information for OTC securities. The OTC Bulletin Board is not a listing service, market, or exchange. To be eligible for quotation on the OTC Bulletin Board, issuers must remain current in their filings with the Commission or applicable regulatory authorities. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are no longer eligible for quotation on the OTC Bulletin Board, the market for Shares may be adversely affected.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Platinum upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. If deregistration should occur, then, as indicated above, the Shares may no longer be eligible for quotation on the OTC Bulletin Board.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Platinum to is shareholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Platinum. Furthermore, the ability of “affiliates” of Platinum and persons holding “restricted securities” of Platinum to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated.

We may cause Platinum to apply for termination of registration of the Shares under the Exchange Act after consummation of the Offer if the requirements for termination of registration are met.

Section 11—Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Neither Platinum nor any of its officers and employees has been or will be employed to render services in connection with the Offer.

We have retained BNY Mellon Shareowner Services, as the Depositary and the Information Agent, in connection with the Offer. As compensation for acting as the Depositary and the Information Agent in connection with the Offer, BNY Mellon Shareowner Services will receive reasonable and customary compensation for its services and will also be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. As the Information Agent, BNY Mellon Shareowner Services may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer (in thousands):

Advertising	$30
Filing Fees	1
Depositary and Information Agent	25
Legal, Printing and Miscellaneous	200
Total	$256

 Section 12—Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend, amend, and terminate the Offer at any time in our sole discretion, we shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the Commission, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of, or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after December 10, 2009 and prior to the time of payment for any such Shares, any of the following events shall occur:

(a) the Threshold Condition shall not have been met;

(b) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of any short-form merger or other business combination involving Platinum, (ii) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any short-form merger or other business combination involving Platinum, (iii) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of Platinum or any of our or Platinum’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of Platinum or any of our or Platinum’s respective subsidiaries or affiliates, (iv) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to Platinum’s shareholders, (v) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (vi) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any short-form merger or other business combination involving Platinum or (vii) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Platinum or any of its subsidiaries or the value of the Shares to us or any of our subsidiaries or affiliates;

(c) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares or any short-form merger or other business combination involving Platinum, by any court, government or governmental authority or agency, domestic, foreign or supranational, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (b) above;

(d) there occurs (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange, including the OTC Bulletin Board, (ii) any decline in any of the Dow Jones Industrial Average, the S&P 500 Index or the OTC Bulletin Board-100 Index by an amount in excess of 15%, measured from December 10, 2009, (iii) any change in the general political, market, economic or financial conditions in the U.S. or abroad that, in our reasonable judgment, might have a material adverse effect on the business, financial condition, assets, liabilities, operations, results of operations or prospects of Platinum or any of its subsidiaries, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S, (v) any extraordinary limitation by any governmental authority that affects the extension of credit in the U.S., (vi) the commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the U.S. or any attack on, outbreak or act of terrorism involving the U.S., or (vii) in the case of any of the foregoing existing on December 10, 2009, a material acceleration or worsening thereof;

(e) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Platinum or any of its subsidiaries or we become aware of any facts that, in our reasonable judgment, are or may be materially adverse to Platinum or any of its subsidiaries or have or may have material adverse significance with respect to either the value of Platinum or any of its subsidiaries or the value of the Shares to us or any of our subsidiaries or affiliates;

(f) (i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Platinum or any of its subsidiaries), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Platinum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Platinum (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission as of December 9, 2009, (ii) any such person or group which, prior to December 9, 2009, had filed such a Schedule with the Commission  has acquired or proposes to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Platinum (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Platinum (including the Shares), (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Platinum or (iv) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire Platinum or any assets or securities of Platinum;

(g) Platinum or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, (1) any additional Shares (other than the Shares issued pursuant to and in accordance with the terms in effect on December 9, 2009 of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or (2) any securities or other rights in respect of, in lieu of or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Platinum, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Platinum, (vi) altered or proposed to alter any material term of any outstanding security or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Platinum or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Platinum or any of its subsidiaries or the value of the Shares to us or any of our subsidiaries or affiliates, (ix) entered into or amended any employment, retention, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some or all of the Shares or the consummation of any short-form merger or other business combination involving Platinum, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Platinum or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced or (xi) amended, or authorized or proposed any amendment to, Platinum’s certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Platinum or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, Platinum’s certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(h) we become aware (i) that any material contractual right of Platinum or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Platinum or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some or all of the Shares or the consummation of any short-form merger or other business combination involving Platinum or (b) of any covenant, term or condition in any instrument or agreement of Platinum or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Platinum or any of its subsidiaries or the value of the Shares to us or any of our subsidiaries or affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares or the consummation of any short-form merger or other business combination involving Platinum);

(i) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with Platinum providing for a merger or other business combination with Platinum or any of its subsidiaries or the purchase of securities or assets of Platinum or any of its subsidiaries, or we and Platinum reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(j) Platinum or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Platinum or any of its subsidiaries or the purchase of securities or assets of Platinum or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Platinum or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

All conditions to the Offer, other than the receipt of governmental approvals, must be satisfied or waived by us prior to the expiration of the Offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right prior to the expiration of the Offer, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the Offer or terminate the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date of the Offer. All conditions will be satisfied or waived on or prior to the expiration of the Offer. See “– Section 1—Terms of the Offer; Expiration Date”.

If the Offer is terminated pursuant to any of the foregoing provisions, all tendered Shares not already accepted for payment shall forthwith be returned to the tendering shareholders.

Section 13—Certain Legal Matters

Requirements for a Merger

Following the consummation of the Offer, if we own at least 90% of the outstanding Shares, we will cause Platinum to consummate, as soon as reasonably practicable, a short-form merger in which all outstanding Shares not owned by us will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, subject to applicable withholding of U.S. federal, state and local taxes and without interest. Under Delaware law, if we own at least 90% of the outstanding Shares, we will be able to effect a short-form merger under the short-form merger provisions of Delaware law without a vote of, or prior notice to, Platinum’s Board of Directors or shareholders.

Regulatory Approval

Except as described in this section, based on a review of publicly available filings by Platinum with the Commission and a review of certain information furnished by Platinum to us in the normal course of our business dealings, we are not aware of any license, franchise or regulatory permit that is material to the business of Platinum that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “—State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Platinum’s business or that certain parts of Platinum’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws

A number of states (including Delaware, where Platinum is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, shareholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested shareholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested shareholder, unless the corporation’s shares are not listed on a national securities exchange or the corporation's shares are not held of record by more than 2,000 holders.  Section 203 does not apply to a business combination between Platinum and us because the Shares are (i) traded on the OTC Bulletin Board, which is not a national securities exchange, and (ii) based on our review of Platinum’s list of holders of record of Shares, held of record by fewer than 2,000 shareholders.

We have not attempted to comply with any other state takeover statutes in connection with the Offer. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the transactions contemplated thereby, and nothing in the Offer nor any action taken in connection therewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or by delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See “—Section 12—Conditions of the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Platinum or us. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares pursuant to the Offer will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Section 14—Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the Commission a tender offer statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Schedule 13E-3. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in “—Section 7—Certain Information Concerning Platinum.”

Pacific International Group Holdings LLC
Offer to Purchase Dated December 10, 2009

SCHEDULE A

GENERAL CORPORATION LAW OF DELAWARE
SECTION 262 APPRAISAL RIGHTS

(a) Any shareholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the shareholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “shareholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided , however , that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its shareholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of such shareholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such shareholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of such shareholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify shareholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such shareholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such shareholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.  Within 120 days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within 10 days after such shareholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the shareholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the Court may dismiss the proceedings as to such shareholder.

(h) After the Court determines the shareholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholders entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such shareholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such shareholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of such shareholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Platinum shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Hand or Overnight Courier:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
Attn: Corporate Actions Dept., 27th Floor	Attn: Corporate Actions Dept., 27th Floor
P.O. Box 3301	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

Exhibit (a)(1)(B)

LETTER OF TRANSMITTAL

To Tender Shares of Common Stock
$0.0001 Par Value Per Share
Of

Platinum Energy Resources, Inc.

Pursuant to the Offer to Purchase Dated December 10, 2009
By

Pacific International Group Holdings LLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2010, UNLESS EXTENDED.

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail: BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	By Hand or Overnight Courier: BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections	DESCRIPTION OF SHARES TENDERED
Share Certificate(s) and Share(s) Tendered (Attach additional list if necessary)
	Share Certificate Number(s)*	Total Number of Shares Evidenced by Share Certificate(s)*	Number of Shares Tendered**

TOTAL SHARES TENDERED:
*Need not be completed by shareholders delivering shares by book-entry transfer.
**Unless otherwise indicated, all shares represented by share Certificates delivered to the Depositary will be deemed to have been tendered. See Instruction 4.

Delivery of this Letter of Transmittal to an address or transmission via facsimile, other than as set forth above will not constitute a valid delivery. You must:

•	sign this Letter of Transmittal in the appropriate space (page 6); and

•	complete the Substitute Form W-9 (page 7) and the FIRPTA Affidavit (page 9) or, as applicable, a Form W-8BEN, a Form W-8ECI or a Form W-8IMY.

Please read the instructions carefully before completing this Letter of Transmittal.

☐	Check here if Certificate(s) have been lost, destroyed or mutilated. See Instruction 11. Number of shares represented by lost, destroyed or mutilated Certificates .

☐	Check here and complete the following if tendered shares are being delivered by book-entry transfer to the Depositary’s account at DTC:

Name of Tendering Institution:
Account Number:
Transaction Code Number:

☐	Check here and complete the following if tendered shares are being tendered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary:

Name(s) of Registered holder(s):
Window Ticket Number (if any):
Date of Execution of Notice of Guaranteed Delivery:
Name of Institution that Guaranteed Delivery:
If delivery is by book-entry transfer, check box and complete the following ☐ :
Account Number:
Transaction Code Number:

This Letter of Transmittal is to be used by shareholders of Platinum Energy Resources, Inc. (“Platinum”) who hold certificates (“Certificates”) representing their shares of common stock, $0.0001 par value per share (the “Shares”), or who are delivering their Shares by book-entry transfer and do not utilize an Agent’s Message (as defined in Instruction 2 on page 13).

Book-entry transfers are to be made to an account maintained by the BNY Mellon Shareowner Services (the “Depositary”), at The Depository Trust Company (“DTC”) pursuant to the procedures described under “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase, dated December 10, 2009 (the “Offer to Purchase”). Delivery of documents to DTC does not constitute delivery to the Depositary.

Shareholders whose Certificates evidencing Shares are not immediately available or who cannot deliver their Certificates and all other documents required hereby to the Depositary prior to the Expiration Date (as defined under “The Offer—Section 1—Terms of the Offer; Expiration Date” in the Offer to Purchase) or who cannot complete the procedure for delivery by book-entry transfer on a timely basis and who wish to tender their shares must do so pursuant to the guaranteed delivery procedure described under “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase. See Instruction 2.

NOTE: SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), the above described shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), at a purchase price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest (such amount being referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Letter of Transmittal (as amended or supplemented from time to time) and in the Offer to Purchase (which together constitute the “Offer”), receipt of which is hereby acknowledged. The undersigned understands that Pacific reserves the right to transfer or assign, in whole, or from time to time in part, to one or more of its affiliates or subsidiaries, all or any portion of the issued and outstanding Shares tendered pursuant to the Offer or the right to purchase all or any portion of the issued and outstanding Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Pacific of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Subject to, and effective upon, acceptance for payment of the tendered Shares herewith, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, Pacific all right, title and interest in, to and under all of the Shares that are being tendered hereby (and any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the Expiration Date (collectively, “Distributions”)) and irrevocably appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any and all Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(i)
deliver Certificates evidencing such Shares (and any and all Distributions), or transfer ownership of such Shares (and any and all Distributions) on the account books maintained by DTC, together, in either case, with all accompanying evidences of transfer and authenticity, to or upon the order of Pacific upon receipt by the Depositary, as the undersigned’s agent, of the Offer Price;

(ii)	present such Shares (and any and all Distributions) for transfer on the books of Platinum; and

(iii)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any and all Distributions), all in accordance with the terms of the Offer.

By executing this Letter of Transmittal, the undersigned hereby irrevocably appoints Platinum, its managers, officers and designees, and each of them, as the attorneys-in-fact and proxies of the undersigned, each with full power of substitution and re-substitution, to vote in such manner as each such attorney-in-fact and proxy or his substitute shall, in his sole discretion, deem proper and to otherwise act (by written consent or otherwise) with respect to all of the Shares (and any and all Distributions) tendered hereby which have been accepted for payment by Pacific prior to the time of such vote or other action and all Shares and other securities issued in Distributions in respect of such Shares, which the undersigned is entitled to vote at any meeting of shareholders of Platinum (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise. This proxy and power of attorney is coupled with an interest in the Shares (and any and all Distributions) tendered hereby, is irrevocable, is granted in consideration of, and is effective upon, the acceptance for payment of such Shares by Pacific in accordance with other terms of the Offer. Such acceptance for payment shall, without further action, revoke all other powers of attorney and proxies granted by the undersigned at any time with respect to such Shares (and any and all Distributions), and no subsequent power of attorney or proxy shall be given or written consent executed (and if given or executed shall not be effective) by the undersigned with respect thereto. The undersigned understands and acknowledges that, in order for Shares to be deemed validly tendered, immediately upon Pacific’s acceptance of such Shares for payment, Pacific or Pacific’s designees must be able to exercise full voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, voting at any meeting of Platinum’s shareholders then scheduled.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and all Distributions, that the undersigned owns the Shares (and all Distributions) tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the tender of the tendered Shares (and all Distributions) complies with Rule 14e-4 under the Exchange Act, and that when the tendered Shares are accepted for payment by Pacific, Pacific will acquire good, marketable and unencumbered title to the Shares and to all Distributions, free and clear of all liens, restriction, charges and encumbrances and the same will not be subject to any adverse claims.

The undersigned, upon request, will execute and deliver all additional documents deemed by the Depositary or Pacific to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby and all Distributions. In addition, the undersigned will remit and transfer promptly to the Depositary for the account of Pacific all Distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and pending remittance and transfer or appropriate assurance thereof, Pacific will be entitled to all rights and privileges as owner of each Distribution and may withhold the entire Offer Price of the Shares tendered hereby, or deduct from the Offer Price, the amount or value of the Distribution as determined by Pacific in its sole discretion.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned. All obligations of the undersigned hereunder will be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable. See “The Offer—Section 4—Withdrawal Rights” in the Offer to Purchase.

The undersigned understands that tenders of Shares pursuant to any one of the procedures described in the Offer to Purchase under “The Offer—Section 3—Procedures for Tendering Shares” and in the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment). Pacific’s acceptance of the undersigned’s Shares for payment will constitute a binding agreement between the undersigned and Pacific upon the terms and subject to the conditions of the Offer. The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, Pacific may not be required to accept for payment any of the Shares tendered hereby.

Unless otherwise indicated in the box entitled “Special Payment Instructions,” the check for the Offer Price of all Shares purchased shall be issued in, and/or any Certificates evidencing Shares not tendered or accepted for payment shall be returned to, the name(s) of the registered holder(s) appearing above under “Name(s) and Address of Registered Holders(s).” Similarly, unless otherwise indicated in the box entitled “Special Delivery Instructions,” the check for the Offer Price of all Shares purchased and/or all Certificates evidencing Shares not tendered or not accepted for payment (and any accompanying documents, as appropriate) shall be mailed to the address(es) of the registered holder(s) appearing above under “Name(s) and Address of Registered Holders(s).” In the event that either of, or both of, the boxes entitled “Special Payment Instructions” and “Special Delivery Instructions” are completed, as applicable, the check for the Offer Price of all Shares purchased shall be issued, and/or all Certificates evidencing Shares not tendered or not accepted for payment (and any accompanying documents, as appropriate) shall be returned, in the name(s) of, and such check and return Certificates (and any accompanying documents, as appropriate) shall be mailed to, the person(s) so indicated. Unless otherwise indicated in the box entitled “Special Payment Instructions,” any Shares tendered hereby and delivered by book-entry transfer that are not accepted for payment shall be credited to the account at DTC.

The undersigned recognizes that Pacific has no obligation, pursuant to the “Special Payment Instructions,” to transfer any Shares from the name of the registered holder(s) thereof if Pacific does not purchase any of the Shares tendered.

SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 5, 6 and 7)

To be completed ONLY if the check for the Offer Price of Shares (less the amount of any U.S. federal, state and local taxes and any backup withholding tax required to be withheld) accepted for payment is to be issued in the name of someone other than the person or persons whose signature(s) appear(s) within this Letter of Transmittal or if Shares tendered and delivered by book-entry transfer that are not purchased are to be returned by credit to an account maintained at DTC other than the account designated above.

Issue: ☐ Payment ☐ Certificate(s) to: (check as applicable)

Name:
(Please Type or Print)

Address (Include Zip Code):

Taxpayer Identification or Social Security Number:

(Such person(s) must properly complete the Substitute Form W-9 and the FIRPTA Affidavit herein or, as applicable, a Form W-8BEN, a Form W-8ECI or a Form W-8IMY)

Credit Shares delivered by book-entry transfer and not purchased to the DTC account set forth below

(DTC Account Number)

(Number of Account Party)

SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 5, 6 and 7)

To be completed ONLY if the check for the Offer Price of Shares purchased (less the amount of any applicable withholding of U.S. federal, state and local taxes and any backup withholding tax required to be withheld) or Certificate(s) evidencing Shares not tendered or not purchased is to be sent to someone other than the person or persons whose signature(s) appear(s) within this Letter of Transmittal or to such person or persons at an address different from that under your signature.

Send: ☐ Payment ☐ Certificate(s) to: (check as applicable)

Name:

(Please Type or Print)

Address (Include Zip Code):

Taxpayer Identification or Social Security Number:

(Such person(s) must properly complete the Substitute Form W-9 and the FIRPTA Affidavit herein or, as applicable, a Form W-8BEN, a Form W-8ECI or a Form W-8IMY)

PLEASE SIGN ON THIS PAGE

(To be completed by all holders tendering Shares regardless of whether Shares are being physically delivered herewith)

This Letter of Transmittal must be signed by the registered holder(s) of Shares exactly as his/her/its name(s) appear(s) on the share certificate(s) or on a security position listing as the owner of such Shares. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to Pacific of such person’s authority to so act. See Instruction 5.

Signature(s) of Shareholder(s)

Dated: __________________

Name(s)
(Please Print)

Capacity (full title): __________________________________________________________________

Address: ___________________________________________________________________________
__________________________________________________________________________________
__________________________________________________________________________________
Please Include Zip Code

(Area Code) Telephone Number: ________________________________________________________

Taxpayer Identification or
Social Security No.: __________________________________________________________________
GUARANTEE OF SIGNATURE(S) (If Required, See Instructions 1 and 5)
Authorized Signature: ________________________________________________________________

Name(s): __________________________________________________________________________

Name of Firm: ______________________________________________________________________

Address: __________________________________________________________________________

Address Line 2: _____________________________________________________________________

(Area Code) Telephone No.: ___________________________________________________________

Dated: ___________________

YOU MUST COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 BELOW. Please provide your social security number or other taxpayer  identification number (“TIN”) and certify that you are not subject to backup withholding

PAYER’S NAME:

Name

Business name, if different from above

Check appropriate box:
☐ Individual/Sole Proprietor	☐ Corporation	☐ Partnership	☐ Other

Address (number, street, and apt. or suite no.)

City, State, and ZIP code
REQUESTER’S NAME
Give Form to the Requester. Do NOT send to the IRS.
SUBSTITUTE FORM W-9
Part I — TAXPAYER IDENTIFICATION NUMBER (TIN).  Enter your TIN in the appropriate box.  For most individuals, this is your social security number (SSN).  For most other entities, it is your employer identification number (EIN).  CERTIFY BY SIGNING AND DATING BELOW.

Social Security Number _____________
	Note: If the account is in more than one name, see the chart in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 to determine which number to provide.	Employer Identification Number _____________
Department of the Treasury Internal Revenue Service		(If awaiting TIN, write “Applied For” )
Payer’s Request For Taxpayer Identification Number	Part II — If you are exempt from backup withholding, see the enclosed guidelines and complete as instructed.

Part III — Certification
Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me),
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature _______________________________________ Date _________________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART I OF THE SUBSTITUTE FORM W 9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under the penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future.  I understand that, if I do not provide a taxpayer identification number to the Depositary, 28% of all reportable payments made to me will be withheld, but will be refunded to me if I provide a certified taxpayer identification number within 60 days.

Signature ________________________ Date _____________________

NOTE:  FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER OR A SHORT-FORM MERGER.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

FIRPTA AFFIDAVIT – CERTIFICATE OF NON-FOREIGN STATUS OF TRANSFEROR

Section 1445 of the Internal Revenue Code (the “Code”) provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Section 1445 of the Code), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee that withholding tax is not required upon this disposition of a U.S. real property interest, the undersigned hereby certifies the following:

1.           The holder of Shares, if an individual, is not a nonresident alien for purposes of U.S. federal income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and Treasury Regulations);

2.           The name of the holder of Shares is                                                                         ;

3.           The holder of Shares (in the case of a non-individual) is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii);

4.           The holder of Shares Social Security Number (for individuals) or Employer Identification Number (for non-individuals) is                                                                         ; and

5.           The holder of Shares home address (in the case of an individual) or office address (in the case of an entity) is                                                                         .

The transferor understands that this certification may be disclosed to the Internal Revenue Service by the transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and, if the holder of Shares is not an individual, I further declare that I have authority to sign this document on behalf of the transferor.

Signature ______________________________________________                          Date _____________________

Title (in the case of a non-individual) ________________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens, e.g. 000-00-0000.  Employer identification numbers have nine digits separated by only on hyphen, e.g., 00-0000000.  The table below will help determine the number to give the payer.

For this type of account:		Give the name* and SOCIAL SECURITY number of —
1.	An individual’s account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4	a. A revocable savings trust account (in which grantor is also trustee)	The grantor-trustee(1)
	b. Any “trust” account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single owner LLC account	The owner(3)

For this type of account:		Give the name* an EMPLOYER IDENTIFICATION number of —
6.	A valid trust, estate, or pension trust	The legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)(4)
7.	Corporate (or LLC electing corporate status on Form 8832) account	The corporation
8.	Religious, charitable, or educational organization account	The organization
9.	Partnership account held in the name of the business	The partnership
10.	Association, club, or other tax-exempt organization	The organization
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

*
If you are an individual, you must generally enter the name shown on your social security card.  However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

1.	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
2.	Circle the minor’s name and furnish the minor’s social security number.
3.	Show the individual name of the owner. If the owner does not have an employer identification number, furnish the owner’s social security number.
4.	List first and circle the name of the legal trust, estate or pension trust.
NOTE:  If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number (“TIN”) or you do not know your number; obtain Form SS-5, Application for a Social Security Card (for resident individuals), Form SS-4, Application for Employer Identification Number (for businesses and all other entities), or Form W-7, Application for Individual Taxpayer Identification Number (for alien individuals required to file U.S. tax returns).  You may obtain Form SS-5 from your local Social Security Administration Office and Forms SS-4 and W-7 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.

To complete the Substitute Form W-9, if you do not have a TIN, write “Applied For” in the space for the TIN in Part 1, sign and date the Form, and give it to the requester.  Generally, you will then have 60 days to obtain a TIN and furnish it to the requester.  If the payer does not receive your TIN within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your TIN to the payer.  Note:  Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:*

•	An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

•	The United States or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.

•	A foreign government or a political subdivision, agency or instrumentality thereof.

•	An international organization or any agency or instrumentality thereof.

Payees that may be exempt from backup withholding include the following:

•	A corporation;

•	A foreign central bank of issue;

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States;

•	A futures commission merchant registered with the Commodity Futures Trading Commission;

•	A real estate investment trust;

•	An entity registered at all times during the tax year under the Investment Company Act of 1940;

•	A common trust fund operated by a bank under section 584(a);

•	A financial institution;

•	A middleman known in the investment community as a nominee or custodian; or

•	A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

IF YOU ARE A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, GIVE THE PAYER THE APPROPRIATE COMPLETED FORM W-8.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding.  For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N and their regulations.

Privacy Act Notices.  Section 6109 requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends and certain other payments.  The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states and the District of Columbia to carry out their tax laws.

You must provide your TIN to the payer whether or not you are required to file a tax return.  Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer.  Certain penalties also may apply.

Penalties

(1)    Penalty for Failure to Furnish TIN.  If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)    Civil Penalty for False Statements With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)    Criminal Penalty for Falsifying Information.  If you willfully falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.

(4)    Misuse of TIN.  If the payer discloses or uses TINs in violation of federal law, it may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code of 1986, as amended, or the Treasury Regulations promulgated thereunder.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

To complete the Letter of Transmittal, you must do the following:

•	Fill in the box entitled “Description of Shares Tendered” and complete the information below the box, if applicable (page 1).

•	Sign and date the Letter of Transmittal in the box entitled “Please Sign On This Page (page 6).”

•	Fill in and sign the “Substitute Form W-9” (page 7) and the “FIRPTA Affidavit” (page 9) or, as applicable, a Form W-8BEN, a Form W-8ECI or a Form W-8IMY.

In completing the Letter of Transmittal, you may (but are not required to) do the following:

•	If you want the payment for any Shares purchased issued in the name of another person, complete the box entitled “Special Payment Instructions.”

•	If you want any Shares not tendered or Shares not purchased credited in the name of another person, complete the box entitled “Special Payment Instructions.”

•
If you want any payment for Shares or any certificate for Shares not tendered or purchased delivered to an address other than that appearing under your signature, complete the box entitled “Special Delivery Instructions.”

If you complete the box entitled “Special Payment Instructions” or “Special Delivery Instructions,” you must have your signature guaranteed by an Eligible Institution (as defined in Instruction 1 below) unless the Letter of Transmittal is signed by an Eligible Institution.

1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if:

(i)
this Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for the purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of Shares) tendered hereby and such holder(s) has (have) not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on this Letter of Transmittal; or

(ii)	such Shares are tendered for the account of an Eligible Institution.

“Eligible Institution” means a firm that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 5.

2. Delivery of Letter of Transmittal and Share Certificates; Guaranteed Delivery Procedures . This Letter of Transmittal is to be completed by shareholders of Platinum either:

•	if Certificates representing Shares are to be forwarded herewith to the Depositary; or

•
unless an Agent’s Message (as defined below) is utilized, if Shares are to be delivered by book-entry transfer pursuant to the procedure set forth under “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

For a shareholder to validly tender Shares pursuant to the Offer, (i) Certificates evidencing all physically tendered Shares or (ii) confirmation of any book-entry transfer (“Book-Entry Confirmation”) into the Depositary’s account at DTC for Shares delivered electronically by book-entry in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof, or an Agent’s Message, as defined below) must be received by the Depositary at one of its addresses set forth in this Letter of Transmittal prior to the Expiration Date.

The term “Agent’s Message” means a message transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Pacific may enforce such agreement against the participant. The signatures on this Letter of Transmittal cover the Shares tendered hereby.

If Certificates representing Shares are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

Shareholders whose Certificates representing Shares are not immediately available, who cannot deliver their Certificates and all other required documents to the Depositary prior to the Expiration Date or who cannot comply with the book-entry transfer procedure on a timely basis may nevertheless tender their Shares by completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures described herein and under “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase. Pursuant to such procedure:

(i)	a tender must be made by or through an Eligible Institution;

(ii)
a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Pacific, must be received by the Depositary (as provided in (iii) below) prior to the Expiration Date; and

(iii)
the Certificates evidencing all physically delivered Shares in proper form for transfer by delivery (or Book-Entry Confirmation with respect to such Shares), as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery, all as described under “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase.

The method of delivery of this Letter of Transmittal, the Certificates (representing Shares) and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering shareholder, and delivery will be deemed made only when actually received by the Depositary. If such delivery is by mail, it is recommended that such Certificates and documents be sent by Registered Mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. By execution of this Letter of Transmittal (or facsimile hereof), all tendering shareholders waive any right to receive any notice of the acceptance of their Shares for payment.

3. Inadequate Space. If the space provided herein under “Description Of Shares Tendered” is inadequate, the certificate numbers, the number of Shares evidenced by such Certificates and the number of Shares tendered should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Tenders (Not Applicable to Shareholders Who Tender by Book-Entry Transfer). If fewer than all the Shares evidenced by any Certificate submitted to the Depositary herewith are to be tendered, fill in the number of Shares that are to be tendered in the box entitled “Number Of Shares Tendered.” In such case, new Certificate(s) evidencing the remainder of the Shares that were evidenced by the old Certificate(s) delivered to the Depositary herewith will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled “Special Delivery Instructions,” as soon as practicable after the Expiration Date. All Shares evidenced by the Certificates delivered to the Depositary will be deemed to have been tendered, unless the tendering shareholder indicates otherwise.

5. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Certificate(s) evidencing such Shares without alternation, enlargement or any change whatsoever.

(i)	If any Shares tendered hereby are owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

(ii)
If any Shares tendered hereby are registered in names of different holders, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of the Shares.

(iii)
If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of Certificates or separate stock powers are required, unless payment is to be made to, or Certificates evidencing Shares not tendered or purchased are to be issued in the name of, a person other than the registered holder(s), in which case, the Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such Certificate(s). Signatures on these Certificates and stock powers must be guaranteed by an Eligible Institution.

(iv)
If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificate(s). Signatures on these Certificate(s) or stock powers must be guaranteed by an Eligible Institution.

(v)
If this Letter of Transmittal or any Certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any person acting in a fiduciary or representative capacity, such person should so indicate when signing, and should provide proper evidence satisfactory to Pacific of such person’s authority to act.

6. Stock Transfer Taxes. Except as otherwise provided in this Instruction 6, Pacific will pay or cause to be paid all stock transfer taxes with respect to the transfer and sale of any Shares to it or to its order pursuant to the Offer. If, however, payment of the Offer Price of any Shares purchased is to be made to, or if Certificate(s) evidencing Shares not tendered or not purchased are to be issued in the name of, a person other than the registered holder(s), or if Certificate(s) evidencing tendered shares are registered in the name of a person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), or such other person or otherwise) payable on account of the transfer to such other person will be deducted from the Offer Price of such Shares purchased, unless evidence satisfactory to Pacific of the payment of such taxes or exemption therefrom is submitted.

Except as provided in this Instruction 6 or otherwise required by law, it will not be necessary for transfer tax stamps to be affixed to the certificate(s) evidencing the shares tendered hereby.

7. Special Payment and Delivery Instructions. If a check for the Offer Price of any Shares tendered hereby is to be issued, or Certificate(s) evidencing Shares not tendered or not purchased are to be issued, in the name of a person other than the person(s) signing this Letter of Transmittal or if such check or any such Certificate is to be sent and/or any Certificates are to be returned to someone other than the person signing this Letter of Transmittal, or to the person signing this Letter of Transmittal but at an address other than that shown in the box entitled “Description Of Shares Tendered,” the box entitled “Special Payment Instructions” and/or the box entitled “Special Delivery Instructions” in this Letter of Transmittal must be completed. In the case of a different name, the taxpayer identification or social security number of the person named must also be indicated and such person must properly complete the Substitute Form W-9 and the FIRPTA Affidavit herein or, as applicable, a Form W-8BEN, Form W-8ECI or Form W-8IMY. Shareholders delivering Shares tendered hereby by book-entry transfer may request that Shares not purchased be credited to such account maintained at DTC as such shareholder may designate in the box entitled “Special Delivery Instructions.” If no such instructions are given, all Shares not purchased will be returned by crediting the account at DTC designated in this Letter of Transmittal.

8. Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the Information Agent at its telephone numbers and address set forth in this Letter of Transmittal. Additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery, the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and the FIRPTA Affidavit may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

9. Waiver of Conditions. Subject to the terms of the Offer to Purchase, Pacific reserves the right in its sole discretion to waive in whole or in part at any time or from time to time any of the specified conditions of the Offer or any defect or irregularity in tender with regard to any Shares tendered.

10. Backup Withholding. In order to avoid backup withholding of U.S. federal income tax, each tendering holder of Shares must deliver to the Depositary the appropriate duly executed Internal Revenue Service (“IRS”) form, as described below under “Important Tax Information.” For United States persons, the correct form is the Substitute Form W-9 on page 7.

11. FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), in an amount equal to 10% of the gross proceeds paid to a tendering holder with respect to a sale of Shares pursuant to the Offer or an exchange of Shares pursuant to a short-form merger, each holder of Shares who or which is a U.S. person must complete the FIRPTA Affidavit included as part of the Letter of Transmittal certifying, among other things, such holder’s TIN, that such holder is not a foreign person and such holder’s address. We have instructed the Depositary to withhold 10% of the gross proceeds paid to a tendering holder with respect to a sale of Shares pursuant to the Offer or an exchange of Shares pursuant to a short-form merger if such holder is a Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase) or does not properly complete and execute a FIRPTA Affidavit. Amounts withheld generally would be creditable against a holder’s U.S. federal income tax liability, and, if in excess thereof, a refund generally could be obtained from the IRS by filing a U.S. federal income tax return.

12. Lost, Destroyed or Stolen Share Certificates. If any Certificate(s) representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify the Depositary by checking the box at the top of page 2 and indicating the number of Shares lost. The shareholder will then be instructed as to the steps that must be taken in order to replace such Share Certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen Share Certificates have been followed.

Important: In order to effectively tender Shares, this Letter of Transmittal (or facsimile hereof), properly completed and duly executed (together with any required signature guarantees and Certificates or confirmation of book-entry transfer and all other required documents), or a properly completed and duly executed Notice of Guaranteed Delivery must be received by the Depositary on or prior to the Expiration Date.

IMPORTANT TAX INFORMATION

A holder whose tendered Shares are accepted for payment is required to provide the Depositary with the holder’s correct tax identification number (“TIN”) on the Substitute Form W-9 attached above or otherwise establish a basis for exemption from backup withholding of U.S. federal income tax. If the Depositary is not provided with the correct TIN or an adequate basis for exemption, payments made to such holder with respect to Shares purchased pursuant to the Offer or exchanged pursuant to a short-form merger may be subject to backup withholding and the holder may be subject to a $50 penalty imposed by the IRS.

On Substitute Form W-9, the tendering holder must certify that:

•	the TIN provided on the Substitute Form W-9 is correct (or that such holder is awaiting a TIN);

•
the holder is not subject to backup withholding because (a) the holder is exempt from backup withholding, (b) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified the holder that the holder is no longer subject to backup withholding; and

•	the holder is a U.S. person (including a U.S. resident alien).

If the tendering holder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, such holder should write “Applied For” in the space provided for the TIN in Part I, sign and date the Substitute Form W-9 and sign and date the Certificate of Awaiting Taxpayer Identification Number, which appears in a separate box below the Substitute Form W-9. If “Applied For” is written in Part I, the Depositary will be required to withhold 28% of all payments made for surrendered Shares. If the Depositary is provided with a TIN within 60 days, the amount of such withholding will be refunded to the tendering holder.

The tendering holder is required to give the Depositary the record holder’s TIN, which is generally the social security number or employer identification number of the record holder. If the Shares are held in more than one name or are not held in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

Certain holders (including, among others, corporations and certain foreign persons) are not subject to backup withholding. Exempt holders should indicate their exempt status on the Substitute Form W-9. A foreign person may qualify as an exempt recipient by submitting to the Depositary a properly completed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (instead of a Substitute Form W-9), executed under penalties of perjury, certifying such holder’s exempt status. Copies of Form W-8BEN, Form W-8ECI and Form W-8IMY can be obtained from the Depositary upon request, at the address set forth in this Letter of Transmittal. Holders are urged to consult their own tax advisors to determine whether they are exempt from backup withholding.

If backup withholding applies, the Depositary is required to withhold 28% of the Offer Price paid to the holder or other payees. Backup withholding is not an additional U.S. federal income tax. If the required information is furnished to the IRS in a timely manner, the U.S. federal income tax liability of persons subject to backup withholding generally may be reduced by the amount of tax withheld, and, if withholding results in an overpayment of taxes, a refund generally may be obtained from the IRS.

Questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal and any other documents related to the Offer may be directed to the Information Agent at the telephone numbers and address set forth below.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

Exhibit (a)(1)(C)
NOTICE OF GUARANTEED DELIVERY
TO
TENDER SHARES OF COMMON STOCK
OF
PLATINUM ENERGY RESOURCES, INC.
(Not to be Used for Signature Guarantees)

The Offer and Withdrawal Rights Will Expire at 5:00 P.M., New York
City Time, on January 11, 2010, Unless the Offer Is Extended.

This Notice of Guaranteed Delivery, or a form substantially equivalent hereto, must be used to accept the Offer (as defined below) (i) if certificates (“Certificates”) evidencing shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), are not immediately available, (ii) if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date (as defined in the section of the Offer to Purchase entitled “The Offer—Section 1—Terms of the Offer; Expiration Date”), or (iii) if time will not permit all required documents to reach the Depositary prior to the Expiration Date. This Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary. See the section of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Tendering Shares.”

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail: BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	By Hand or Overnight Courier: BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

Delivery of this Notice of Guaranteed Delivery to an address other than as set forth above, or transmission of instructions via a facsimile transmission other than as set forth above, will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the section of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Tendering Shares”), such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal or an Agent’s Message (as defined in the section of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Tendering Shares”) and Certificates representing the Shares to the Depositary within the time period specified herein. Failure to do so could result in financial loss to the Eligible Institution.

Ladies and Gentlemen:

The undersigned hereby tenders to Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”), receipt of which is hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedure described in the section of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Tendering Shares.”

Number of Shares: ___________________________________________________________________________

Share Certificate Number(s) (if available): ______________________________________________________

Please check this box if Shares will be tendered by book-entry transfer: ☐

Account Number: ___________________________________________________________________________

Date: ____________________________________________________________________________________

Name of Record Holder(s): ____________________________________________________________________

Address: _________________________________________________________________________________

Telephone. No.: _______________________________________________________________________

Signature(s):_________________________________________________________________________

Dated: _____________________________________________________________________________

GUARANTEE
(Not to be Used for Signature Guarantees)

The undersigned, a firm which is a member in the Security Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an “Eligible Institution”), guarantees to deliver to the Depositary, at one of its addresses set forth above, either Certificates evidencing the Shares tendered hereby in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, in each case with delivery of a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other required documents, all within three trading days after the Expiration Date (as defined under “The Offer—Section 1—Terms of the Offer; Expiration Date” in the Offer to Purchase).

Name of Firm: ___________________________________________________________________________

Authorized Signature: ____________________________________________________________________

Name (Please Type or Print): _______________________________________________________________

Title: ____________________________________________________________________________

Address: _________________________________________________________________________

Zip Code: _________________________________________________________________________

Telephone No.: _____________________________________________________________________

Dated: ____________________________________________________________________________

Note: Do not send Shares with this form; Shares should be sent with your Letter of Transmittal so that they are received by the Depositary within three trading days after the Expiration Date (as defined under “The Offer—Section 1—Terms of the Offer; Expiration Date” in the Offer to Purchase).

Exhibit (a)(1)(D)
OFFER TO PURCHASE FOR CASH

Up to All Outstanding Shares of Common Stock

of

PLATINUM ENERGY RESOURCES, INC.

at a Purchase Price of $0.50 Per Share

by

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2010, UNLESS THE OFFER IS EXTENDED.

December 10, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), to act as Information Agent in connection with Pacific’s offer to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in the Offer to Purchase dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed for your information and use are copies of the following documents:

1.	The Offer to Purchase dated December 10, 2009;

2.	The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of Shares in accepting the Offer and tendering Shares;

3.
A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to the BNY Mellon Shareowner Services, the Depositary, by the Expiration Date (as defined under “The Offer—Section 1—Terms of the Offer; Expiration Date” in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.
A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 5:00 p.m., New York City time, on January 11, 2010, unless Pacific extends the Offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “The Offer—Section 3—Procedures For Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

If holders of Shares wish to tender, but it is impracticable for them to forward their Certificates or required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in the section of the Offer to Purchase entitled “The Offer—Section 3—Procedures for Tendering Shares.”

Pacific will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Pacific will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Pacific will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 to the Letter of Transmittal. Under no circumstances will interest be paid by Pacific on the purchase price of tendered Shares, regardless of any extension of the Offer or delay in making payment.

Any inquiries you may have with respect to the Offer and requests for additional copies of the enclosed material should be addressed to BNY Mellon Shareowner Services, as the Information Agent, at 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310, at (866) 277-8134 (toll-free) or (201) 680-6676 (collect).

Very truly yours,

BNY Mellon Shareowner Services

Nothing contained herein or in the enclosed documents shall constitute you the agent of Pacific, the Information Agent or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of that jurisdiction.

Exhibit (a)(1)(E)
OFFER TO PURCHASE FOR CASH

Up to All Outstanding Shares of Common Stock

of

PLATINUM ENERGY RESOURCES, INC.

at a Purchase Price of $0.50 Per Share

by

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2010, UNLESS THE OFFER IS EXTENDED.

December 10, 2009

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal distributed in connection with an offer by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

We are the holder of record (directly or indirectly) of Shares held for your account. A tender of such Shares can be made only by us as the holder of record or our nominees as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish to have us tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is directed to the following:

1.
The Offer Price is $0.50 per Share, net to you in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

2.	The Offer is being made for all outstanding Shares not currently owned by Pacific.

3.
The Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by Pacific, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. The Offer is subject to certain other conditions described in the Offer. Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by Pacific in its sole discretion and Pacific reserves the right to terminate the Offer at any time. There is no financing condition to the Offer.

4.
On December 10, 2009, without obtaining the prior approval or recommendation of Platinum’s Board of Directors or any special committee of Platinum’s Board of Directors, Pacific publicly announced Pacific’s intention to commence the Offer. Pacific will promptly notify Platinum’s Board of Directors of Pacific’s intention so that Platinum’s Board of Directors may have an opportunity to consider and evaluate the Offer. However, the consummation of the Offer does not require the approval or recommendation of Platinum’s Board of Directors or any special committee.

5.	The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on January 11, 2010, unless the Offer is extended.

6.
Shareholders who tender Shares will not be obligated to pay brokerage fees or commissions to the Information Agent or the Depositary or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Pacific pursuant to the Offer.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and any supplements and amendments thereto and is being made to all holders of Shares other than Pacific. Pacific is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Pacific becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Pacific will make a good faith effort to comply with such state statute. If, after such good faith effort, Pacific cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities laws, blue sky laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Pacific by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, signing and returning to us the instruction form attached to this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all of your Shares will be tendered unless otherwise specified in your instructions.

Your instructions should be forwarded to us as soon as possible so that we will have ample time to submit a tender on your behalf prior to the expiration of the Offer. The Offer and withdrawal rights expire at 5:00 p.m., New York City time, on January 11, 2010, unless extended.

INSTRUCTIONS WITH RESPECT TO THE
OFFER TO PURCHASE FOR CASH
UP TO ALL OUTSTANDING SHARES OF COMMON STOCK
OF
PLATINUM ENERGY RESOURCES, INC.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”) in connection with the Offer by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered*: _________________________________________________________

Account Number: _______________________________________________________________________

Dated: ________________________________________________________________________________

* Unless otherwise indicated, we are authorized to tender all Shares held by us for your account.

PLEASE SIGN HERE

Signature(s): ___________________________________________________________________________

Name(s) (Please Print): ____________________________________________________________________

Address: ______________________________________________________________________________

Zip Code: _____________________________________________________________________________

Area Code and Telephone No.: _____________________________________________________________

Tax Identification or Social Security No.: ______________________________________________________

My Account Number with You: _____________________________________________________________

Date: ________________________________________________________________________________

Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) of Platinum Energy Resources, Inc. [OTC Bulletin Board: PGRI.OB]. The Offer (as defined below) is made solely by the Offer to Purchase dated December 10, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Pacific International Group Holdings LLC. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities laws, blue sky laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Pacific International Group Holdings LLC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Pacific International Group Holdings LLC.

Notice of Offer to Purchase for Cash

Up to All Outstanding Shares of Common Stock

of

Platinum Energy Resources, Inc.

at a Purchase Price of $0.50 Per Share

by

Pacific International Group Holdings LLC

Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), is offering to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Shareholders of record whose Shares are registered in their own names and who tender their Shares directly to BNY Mellon Shareowner Services will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Shareholders of Platinum who hold their Shares through brokers, dealers, commercial banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

If the Offer is consummated and all Shares are validly tendered or a sufficient number of Shares are tendered such that Pacific will own at least 90% of the outstanding Shares when combined with the Shares that Pacific currently owns and, subsequently, a short-form merger under Delaware law is consummated, Platinum thereafter will be a wholly-owned subsidiary of Pacific or another affiliated entity. If a short-form merger is consummated, untendered Shares will be converted into the right to receive cash equal to $0.50 per Share, subject to applicable withholding of U.S. federal, state and local taxes and without interest. In addition, if the purchase of Shares pursuant to the Offer results in fewer than 300 holders of record of Shares, Platinum may file a Form 15 to evidence the termination of Platinum’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met.

If the Offer is not consummated, Pacific will evaluate its options with respect to Platinum. These include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Platinum. Pacific cannot give assurance as to the price per Share that it may pay in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 11, 2010 UNLESS PACIFIC EXTENDS THE TENDER OFFER.

The Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the waivable condition (the “Threshold Condition”) that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by Pacific, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. The Offer is subject to certain other conditions described in the Offer. Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by Pacific in its sole discretion and Pacific reserves the right to terminate the Offer at any time. There is no financing condition to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Pacific will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, Pacific will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Pacific gives oral or written notice to the Depositary, as agent for the tendering shareholders, of Pacific’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Pacific and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

Except as set forth in the Offer to Purchase, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.

Under no circumstance will interest be paid on the Offer price, regardless of any extension of or amendment to the Offer or any delay in making payment.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 5:00 p.m., New York City time, on January 11, 2010, unless Pacific shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Pacific, shall expire.

If Pacific decides to extend the Offer, Pacific will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such Shares. Shares that are tendered pursuant to the Offer may be withdrawn using the procedures described in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer—Section 3—Procedures For Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “The Offer—Section 3—Procedures For Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Pacific in its sole discretion, whose determination will be final and binding. None of Pacific, the Depositary, the Information Agent (as defined in the Offer to Purchase) or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Platinum’s shareholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

For U.S. Holders (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase), the sale or exchange of Shares pursuant to the Offer or a short-form merger generally will be a taxable transaction for U.S. federal income tax purposes. For Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase), it is unclear whether any gain realized upon the sale of Shares pursuant to the Offer or a short-form merger will be subject to U.S. federal income tax, and Pacific intends to instruct the Depositary to assess U.S. federal withholding tax at a 10% rate on the gross proceeds paid to Non-U.S. Holders. A summary of the U.S. federal income tax consequences of the Offer is described in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. Holder or Non-U.S. Holder, and any tax consequences that may arise under the laws of any state, local, or non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal tax laws and other tax laws.

Pacific expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect.

The information required to be disclosed by Rule 13e-3(f)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice.

The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer, and copies will be furnished promptly at Pacific’s expense.

The Information Agent for the Offer is:
BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Banks and Brokers Call Collect: 201-680-6676
All Others Call Toll-Free: 866-277-8134

December 10, 2009

Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

Press Contact:
Pacific International Group Holdings LLC
(702) 430-8808

Pacific International Group Holdings LLC Commences Tender Offer to Acquire
All Outstanding Share of Common Stock of Platinum Energy Resources, Inc.

LAS VEGAS, (December 10, 2009) Pacific International Group Holdings LLC announced today that it is commencing a cash tender offer for all of the outstanding shares of common stock of Platinum Energy Resources, Inc. (OTCBB: PGRI.OB) for $0.50 per share in cash. This price represents a premium of approximately 66.7% compared to the $0.30 closing price on December 9, 2009, the last trading day prior to the date Pacific announced its intention to make the tender offer. Pacific currently owns approximately 10,977,141 shares of Platinum common stock, or approximately 49.7% of the outstanding shares of Platinum.

If the tender offer is consummated and all shares of Platinum are validly tendered, or a sufficient number of shares of Platinum are tendered to allow Pacific to consummate a subsequent short-form merger under Delaware law, Platinum thereafter will be a wholly-owned subsidiary of Pacific or another affiliated entity. In addition, if the purchase of shares of Platinum pursuant to the tender offer results in fewer than 300 holders of record of Shares, Platinum may file a Form 15 to evidence the termination of Platinum’s duty to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon after the consummation of the tender offer as the requirements for deregistration are met.

Pacific is making its offer to purchase directly to public shareholders to acquire the portion of Platinum it does not already own by means of a tender offer. The transaction will be financed with cash on hand.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on January 11, 2010, unless the tender offer is extended. Pacific’s obligation and right to purchase shares at the expiration of the tender offer is subject to the satisfaction of several conditions, including the waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute, together with the number of shares of Platinum currently owned by Pacific, at least two-thirds (2/3) of the outstanding shares (excluding shares held in treasury) immediately prior to the expiration of the Offer.

PLATINUM’S SHAREHOLDERS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE, WWW.SEC.GOV. IN ADDITION, SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS BY CONTACTING PACIFIC’S INFORMATION AGENT, BNY MELLON SHAREOWNER SERVICES, BY TELEPHONE (TOLL-FREE) AT 866-277-8134.

Forward-Looking Statements

Except for historical information contained in this press release, the statements made in this press release constitute forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause Pacific to modify, delay, or suspend its tender offer for shares of Platinum, including the following: changes in Platinum’s stock price, changes in Platinum’s operating results, general market conditions, changes in general economic conditions, including economic conditions within the oil and gas markets, new competition, and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed in Pacific’s Form 10-K for the year ended December 31, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.